UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

SEPTEMBER 30, 2013

CE-0853/13 ING

REPORT OF QUARTERLY INFORMATION REVIEW

To the Shareholders, Board Members and Directors of

TELEFÔNICA BRASIL S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of TELEFÔNICA BRASIL S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on September 30, 2013, which comprises the balance sheet and related statements of income and of comprehensive income for the three and nine-month period then ended, and of changes in shareholders’ equity and of cash flows for the nine-month period then ended, including the notes thereto.

The management is responsible for the preparation of the individual interim accounting information according to CPC Technical Pronouncement CPC 21 – Interim Statement and interim consolidated accounting information according to CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of such information according to standards issued by CVM (SEC), applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards of review of interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly to those responsible for financial and accounting matters, and the application of analytical procedures and other review procedures.

The scope of a review is significantly less in scope than an audit and, consequently, it did not allow us to obtain assurance that we became aware of all significant matters which could be identified in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the Brazilian SEC (CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Emphasis

Restatement of corresponding amounts

As mentioned in note 2, as a consequence of changes in the accounting policy introduced by the adoption of IFRS 11, the corresponding amounts, individual and consolidated, related to the balance sheet of the year ended December 31, 2012, and the interim accounting information related to the statement of income, of comprehensive income, of changes in shareholders’ equity, of cash flow and of value added (supplementary information), referring to the nine-month period ended September 30, 2013, presented for comparison purposes, were adjusted and are being restated according to CPC 23 – Políticas Contábeis, Mudança de Estimativa e Retificação de Erro (Accounting Policies, Change in Estimate and Ratification of Error) and CPC 26(R1) - Apresentação das Demonstrações Contábeis (Presentation of Financial Statements). Our conclusion did not change regarding this matter.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statement of value added (SVA), referring to the nine-month period ended September 30, 2013, the presentation of which in the interim information is required according to standards issued by CVM, regulations applicable to the preparation of the Quarterly Information – ITR and considered as supplementary information by IFRS’s standards, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we have no knowledge of any fact which could make us believe that they were not prepared, in all material aspects, in accordance with individual and consolidated interim accounting information taken as a whole.

São Paulo, November 06, 2013.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

TELEFÔNICA BRASIL S. A.
Balance sheets
At September 30, 2013 and December 31, 2012
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.13	12.31.12	09.30.13	12.31.12	LIABILITIES AND EQUITY	Note	09.30.13	12.31.12	09.30.13	12.31.12

CURRENT ASSETS		18,192,709	6,515,094	18,531,767	16,209,181	CURRENT LIABILITIES		14,749,922	5,910,070	14,718,773	13,536,792
Cash and cash equivalents	3	8,505,037	3,079,282	8,630,208	7,133,485	Personnel, social charges and benefits	13	441,348	205,780	445,988	416,252
Short-term investments pledged as collateral	3	411,010	-	411,010	-	Trade accounts payable	14	6,073,695	2,191,047	6,061,449	5,889,068
Trade accounts receivable, net	4	5,471,495	2,150,724	5,688,339	5,512,272	Taxes, charges and contributions	15	1,520,258	529,055	1,563,592	1,781,250
Inventories	5	614,509	24,403	640,604	387,809	Loans, financing and lease	16.1	1,328,194	756,371	1,328,194	1,270,122
Taxes recoverable	6.1	2,131,226	602,328	2,160,812	2,052,421	Debentures	16.2	734,351	702,215	734,351	702,215
Judicial deposits and garnishments	7	179,085	-	179,085	126,625	Dividend and interest on equity	17	2,347,048	467,831	2,347,048	467,831
Derivative transactions	34	61,415	39,197	61,415	41,109	Provisions	18	541,835	334,852	541,835	496,790
Prepaid expenses	8	444,812	26,610	446,371	248,337	Derivative transactions	34	56,466	8,747	56,466	29,586
Dividend and interest on equity	17	1,140	394,105	1,140	1,140	Deferred income	19	792,674	69,743	794,065	734,573
Other assets	9	372,980	198,445	312,783	705,983	Reverse split of fractional shares		389,272	345,953	389,272	389,510
						Authorization license		76,016	-	76,016	994,977
NONCURRENT ASSETS		53,315,607	51,067,347	52,983,891	54,041,911	Other liabilities	20	448,765	298,476	380,497	364,618
Short-term investments pledged as collateral	3	119,376	23,920	119,597	109,708
Trade accounts receivable, net	4	144,866	-	241,976	93,378	NONCURRENT LIABILITIES		13,127,319	6,991,251	13,165,810	12,033,180
Taxes recoverable	6.1	382,194	549,225	382,194	738,965	Taxes, charges and contributions	15	504,310	30,057	526,550	488,749
Deferred taxes	6.2	-	-	200,129	1,027,888	Deferred taxes	6.2	705,652	1,216,651	705,652	1,216,651
Judicial deposits and garnishments	7	4,169,861	3,068,256	4,193,735	3,909,268	Loans, financing and lease	16.1	3,588,380	582,422	3,588,380	3,774,461
Derivative transactions	34	375,764	21,465	375,764	286,278	Debentures	16.2	3,562,418	2,253,690	3,562,418	2,253,690
Prepaid expenses	8	28,042	16,720	28,678	31,396	Provisions	18	3,923,689	2,457,632	3,942,311	3,453,637
Other assets	9	151,924	75,587	130,100	92,308	Derivative transactions	34	12,407	3,733	12,407	26,545
Investments	10	11,044,532	21,561,061	134,154	142,881	Deferred income	19	265,928	39,022	267,591	303,362
Property, plant and equipment, net	11	17,413,952	10,020,263	17,462,604	17,604,144	Post-retirement benefit plans	33	414,798	372,368	414,798	392,269
Intangible assets, net	12	19,485,096	15,730,850	29,714,960	30,005,697	Other liabilities	20	149,737	35,676	145,703	123,816

						TOTAL EQUITY		43,631,075	44,681,120	43,631,075	44,681,120

						EQUITY		43,631,075	44,681,120	43,631,075	44,681,120
						Capital	21	37,798,110	37,798,110	37,798,110	37,798,110
						Capital reserves	21	2,686,897	2,686,897	2,686,897	2,686,897
						Income reserves	21	1,101,699	1,100,000	1,101,699	1,100,000
						Premium on acquisition of non-controlling interest	21	(70,448)	(70,448)	(70,448)	(70,448)
						Other comprehensive income	21	13,272	17,792	13,272	17,792
						Proposed additional dividend	21	-	3,148,769	-	3,148,769
						Retained earnings	21	2,101,545	-	2,101,545	-

TOTAL ASSETS		71,508,316	57,582,441	71,515,658	70,251,092	TOTAL LIABILITIES AND EQUITY		71,508,316	57,582,441	71,515,658	70,251,092

TELEFÔNICA BRASIL S. A.
Income statements
Nine-month periods ended September 30, 2013 and 2012
(In thousands of reais)

		Company		Consolidated
	Note	2013	2012	2013	2012

OPERATING REVENUE, NET	22	14,562,788	9,634,159	25,665,195	25,012,254

Cost of services rendered and products sold	23	(8,287,473)	(5,721,941)	(13,203,611)	(12,284,293)

GROSS PROFIT		6,275,315	3,912,218	12,461,584	12,727,961

OPERATING INCOME (EXPENSES)		(3,298,820)	(612,545)	(8,976,143)	(7,933,874)
Selling expenses	24	(3,991,814)	(2,344,813)	(7,039,241)	(6,528,318)
General and administrative expenses	25	(838,181)	(529,718)	(1,680,193)	(1,596,435)
Equity pickup	10	1,831,343	2,436,034	(4,790)	(284)
Other operating income (expenses), net	26	(300,168)	(174,048)	(251,919)	191,163

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		2,976,495	3,299,673	3,485,441	4,794,087

Financial income	27	856,722	398,637	1,349,681	831,990
Financial expenses	27	(1,030,529)	(474,299)	(1,480,699)	(997,917)

INCOME BEFORE TAXES		2,802,688	3,224,011	3,354,423	4,628,160

Income and social contribution taxes	28	(318,059)	(244,688)	(869,794)	(1,650,229)

NET INCOME FOR THE PERIOD		2,484,629	2,979,323	2,484,629	2,977,931

Attributable to:
Non-controlling interest		-	-	-	(1,392)
Controlling interest		2,484,629	2,979,323	2,484,629	2,979,323

Basic and diluted earnings per common share		2.07	2.49
Basic and diluted earnings per preferred share		2.28	2.74

TELEFÔNICA BRASIL S. A. Statements of changes in equity Period ended September 30, 2013 (In thousands of reais)
			Capital reserves			Income reserves				Other comprehensive income
	Capital	Premium on acquisition of non-controlling interest	Special goodwill reserve	Capital reserve	Treasury stock	Legal reserve	Incentive reserve	Retained earnings	Additional dividend proposed	Financial instruments available for sale	Derivative transactions	Translation difference of investments abroad	Company’s equity	Non-controlling interest	Total equity

Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Additional dividend proposed for 2011	-	-	-	-	-	-	-	-	(1,953,029)	-	-	-	(1,953,029)	-	(1,953,029)
Expired dividends and interest on equity	-	-	-	-	-	-	-	62,340	-	-	-	-	62,340	-	62,340
Other changes	-	-	-	-	-	-	-	(3,240)	-	-	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	-	-	(32,768)	-	(32,768)
Noncontrolling interest	-	(40,519)	-	-	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-	-	-	-	-	-	-	-	-	(3,815)	5,048	4,271	5,504	-	5,504
Net income for the period	-	-	-	-	-	-	-	2,979,323	-	-	-	-	2,979,323	(1,392)	2,977,931

Balance at September 30, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	877,322	-	3,038,423	-	6,069	7,043	(88)	44,343,328	-	44,343,328

Expired dividends and interest on equity	-	-	-	-	-	-	-	27,352	-	-	-	-	27,352	-	27,352
Other comprehensive income	-	-	-	-	-	-	-	(46,056)	-	161	3,147	1,460	(41,288)	-	(41,288)
Net income for the year	-	-	-	-	-	-	-	1,474,250	-	-	-	-	1,474,250	-	1,474,250
Allocation of income:
Legal reserve	-	-	-	-	-	222,678	-	(222,678)	-	-	-	-	-	-	-
Interim dividend	-	-	-	-	-	-	-	(1,122,522)	-	-	-	-	(1,122,522)	-	(1,122,522)
Additional dividend proposed	-	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-	-	-

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	6,230	10,190	1,372	44,681,120	-	44,681,120

Additional dividend proposed for 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	-	-	(3,148,769)	-	(3,148,769)
Expired dividends and interest on equity	-	-	-	-	-	-	-	59,045	-	-	-	-	59,045	-	59,045
Tax incentives – July to September 2013	-	-	-	-	-	-	1,699	(1,699)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(430)	-	(7,574)	(3,789)	6,843	(4,950)	-	(4,950)
Net income for the period	-	-	-	-	-	-	-	2,484,629	-	-	-	-	2,484,629	-	2,484,629
Interim interest on equity	-	-	-	-	-	-	-	(440,000)	-	-	-	-	(440,000)	-	(440,000)

Balance at September 30, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	1,699	2,101,545	-	(1,344)	6,401	8,215	43,631,075	-	43,631,075

Outstanding shares (in thousands)															1,123,269
VPA – equity value of Company’s shares															38.84

TELEFÔNICA BRASIL S. A. Cash flow statements Nine-month periods ended September 30, 2013 and 2012
(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012
Cash generated by operating activities

Income before taxes	2,802,688	3,224,011	3,354,423	4,628,160

Items not affecting cash

Expenses (revenues) not representing changes in cash	1,888,273	217,247	5,655,164	4,615,151
Depreciation and amortization	2,709,578	1,970,491	4,214,142	4,054,760
Foreign exchange variation on loans	33,701	4,424	61,193	5,226
Monetary variations	42,847	(10,723)	49,703	(12,453)
Equity pick-up	(1,831,343)	(2,436,034)	4,790	284
Gain (loss) on assets write-off/disposal	(47,192)	12,059	(130,967)	(413,829)
Provision for impairment of accounts receivable	313,128	211,155	569,342	507,740
Provision (reversal) of accounts payable	(4,265)	126,092	(88,542)	(223,910)
Provision (write-offs and reversals) for impairment of inventory	(9,381)	(1,696)	908	19,379
Pension plans and other post-employment benefits	19,881	(3,517)	19,737	(10,193)
Provisions for tax, labor, civil and regulatory contingencies	320,076	167,386	486,879	302,537
Interest expenses	335,885	184,055	443,033	387,693
Reversal of provision for demobilization	855	(188)	17,107	(6,969)
Provisions for customer loyalty programs	1,064	-	7,834	13,505
Other	3,439	(6,257)	5	(8,619)

(Increase) decrease in operating assets:	(712,481)	130,966	(1,816,859)	(335,817)
Trade accounts receivable	(618,183)	(285,383)	(894,007)	(599,485)
Inventories	(134,273)	6,716	(253,703)	(11,408)
Taxes recoverable	(47,488)	590,933	(375,759)	557,964
Other current assets	187,722	(36,618)	(297,503)	(29,433)
Other noncurrent assets	(100,259)	(144,682)	4,113	(253,455)

Increase (decrease) in operating liabilities:	53,111	(817,138)	(379,645)	(2,258,649)
Personnel, social charges and benefits	25,391	(4,550)	29,736	(30,259)
Trade accounts payable	70,813	(427,130)	306,503	(795,973)
Taxes, charges and contributions	439,147	(123,265)	703,028	(69,753)
Interest paid	(307,443)	(150,380)	(431,732)	(321,332)
Income and social contribution taxes paid	-	(9,484)	(807,878)	(868,344)
Other current liabilities	(200,473)	(91,294)	(155,621)	(98,444)
Other noncurrent liabilities	25,676	(11,035)	(23,681)	(74,544)
Total cash from operating activities	4,031,591	2,755,086	6,813,083	6,648,845

Net cash provided by (used in) investing activities

Advance for future capital contribution in subsidiaries	(65,250)	-	-	-
Additions to PP&E and intangible assets (net of donations)	(2,644,160)	(1,556,884)	(4,657,961)	(3,535,618)
Cash received from sale of PP&E items	41,268	6,274	430,085	596,993
Cash from investing activities	-	7,551	-	10,069
Capital increase in subsidiaries	-	(23,638)	-	-
Redemption of (short-term) investments in guarantee	(143,195)	-	(386,401)	-
Dividends and interest on equity received	1,320,449	1,208,218	-	8,217
Effect of cash and cash equivalents per merger/split-off	3,371,178	-	-	-
Total cash from (used in) investing activities	1,880,290	(358,479)	(4,614,277)	(2,920,339)

Net cash from (used in) financing activities

Payment of loans, financing and debentures	(444,903)	(742,766)	(669,566)	(1,061,553)
Loans and debentures raised	1,551,019	2,000,000	1,569,015	2,815,302
Derivative agreements payment, net	(7,498)	(7,944)	(16,788)	(41,012)
Payments referring to grouping of shares	(237)	-	(237)	-
Dividends and interest on equity - paid	(1,584,507)	(1,573,713)	(1,584,507)	(1,573,713)
Acquisition of noncontrolling interest	-	(44,172)	-	(44,172)
Repurchase of treasury stock	-	(32,768)	-	(32,768)
Total cash from (used in) financing activities	(486,126)	(401,363)	(702,083)	62,084

Increase in cash and cash equivalents	5,425,755	1,995,244	1,496,723	3,790,590

Cash and cash equivalents at beginning of period	3,079,282	826,902	7,133,485	2,889,543
Cash and cash equivalents at end of period	8,505,037	2,822,146	8,630,208	6,680,133

Changes in cash and cash equivalents for the period	5,425,755	1,995,244	1,496,723	3,790,590

TELEFÔNICA BRASIL S. A. Statements of comprehensive income Nine-month periods ended September 30, 2013 and 2012 (In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012
Net income for the period	2,484,629	2,979,323	2,484,629	2,977,931

Unrealized losses with investments available for sale	(11,476)	(5,781)	(11,476)	(5,781)
Taxes	3,902	1,966	3,902	1,966
	(7,574)	(3,815)	(7,574)	(3,815)

Cumulative translation adjustments – operations in foreign currency	6,843	4,271	6,843	4,271

Other comprehensive income to be reclassified o gains (losses) for subsequent periods	(731)	456	(731)	456

Actuarial losses and limitation effect of the assets of surplus plans	(55)	-	(651)	-
Taxes	19	-	221	-
	(36)	-	(430)	-

Gains (losses) – derivative transactions	(5,741)	-	(5,741)	7,649
Taxes	1,952	-	1,952	(2,601)
	(3,789)	-	(3,789)	5,048

Interest in comprehensive income of subsidiaries	(394)	5,048	-	-

Other comprehensive income not to be reclassified o gains (losses) for subsequent periods	(4,219)	5,048	(4,219)	5,048

Comprehensive income for the period	2,479,679	2,984,827	2,479,679	2,983,435

Attributable to:
Non-controlling interest	-	-	-	(1,392)
Controlling interest	2,479,679	2,984,827	2,479,679	2,984,827

Basic and diluted earnings per common share	2.07	2.49
Basic and diluted earnings per preferred share	2.28	2.74

TELEFÔNICA BRASIL S. A. Statements of value added Nine-month periods ended September 30, 2013 and 2012 (In thousands of reais)
	Company		Consolidated
	2013	2012	2013	2012

Revenues	19,470,099	12,850,875	34,908,173	33,908,114
Sale of products and services	19,535,212	12,868,683	35,043,750	33,999,085
Other revenues	248,015	193,347	433,765	416,769
Provision for impairment	(313,128)	(211,155)	(569,342)	(507,740)

Inputs acquired from third parties	(8,171,220)	(5,661,059)	(13,334,703)	(11,974,355)
Cost of products, goods and services sold	(5,231,630)	(3,937,051)	(8,033,301)	(7,255,728)
Materials, electric power, outsourced services and other	(2,980,887)	(1,753,378)	(5,406,127)	(5,166,022)
Loss/recovery of assets	41,297	29,370	104,725	447,395

Gross value added	11,298,879	7,189,816	21,573,470	21,933,759

Retentions	(2,709,578)	(1,970,491)	(4,214,142)	(4,054,760)
Depreciation and amortization	(2,709,578)	(1,970,491)	(4,214,142)	(4,054,760)

Net value added produced	8,589,301	5,219,325	17,359,328	17,878,999

Value added received in transfer	2,688,065	2,834,672	1,344,891	831,707
Equity pickup	1,831,343	2,436,034	(4,790)	(284)
Financial income	856,722	398,638	1,349,681	831,991

Total value added to be distributed	11,277,366	8,053,997	18,704,219	18,710,706

Distribution of value added	11,277,366	8,053,997	18,704,219	18,710,706

Personnel, social charges and benefits	978,297	627,877	1,734,518	1,565,597
Direct remuneration	655,804	406,712	1,121,573	1,000,119
Benefits	257,377	162,900	515,006	463,709
Unemployment compensation fund contribution tax (FGTS)	65,116	58,265	97,939	101,769
Taxes, charges and contributions	5,552,035	3,594,480	10,953,195	11,684,761
Federal	1,733,553	1,057,842	3,803,552	4,563,037
State	3,774,646	2,491,544	7,062,702	7,046,201
Municipal	43,836	45,094	86,941	75,523
Debt remuneration	1,787,037	545,101	2,962,343	2,028,270
Interest	1,007,805	472,996	1,455,729	995,100
Rent	779,232	72,105	1,506,614	1,033,170
Equity remuneration	2,484,629	2,979,323	2,484,629	2,977,931
Interest on equity capital	440,000	-	440,000	-
Retained profit	2,044,629	2,979,323	2,044,629	2,979,323
Noncontrolling shareholder interest	-	-	-	(1,392)
Other	475,368	307,216	569,534	454,147
Provisions for labor and civil contingencies, net	475,368	307,216	569,534	454,147

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

1.    OPERATIONS

a. Shareholding controlling interest

Telefônica Brasil S.A. (Company or Telefônica Brasil) is headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city of São Paulo, State of São Paulo, Brazil. The Company is a member of Telefonica Group (Group), the telecommunications industry leader in Spain and which is also present in several European and Latin American countries. At September 30, 2013 and December 31, 2012, Telefónica S.A., holding company of the Group, held total direct and indirect interest in the Company of 73.81%, excluding treasury stock, 91.76% of which are common shares and 64.60% are preferred shares.

b. Subsidiaries

Information on investees is as follows:

Vivo S.A. (Vivo):  Until June 30, 2013, Vivo was engaged in SMP services, including activities necessary or useful for the performance of said services, in conformity with the authorizations granted to it. This entity was spun off and the portions thereof were merged into the Company and TData on July 1, 2013 (Note 1c).

A. Telecom S.A. (ATelecom): Until June 30, 2013, ATelecom was engaged in management of telecommunication service rendering and installation, operation and maintenance of Internet, Intranet and Extranet solutions, commercial representation, mediation, intermediation and distribution of assets, sale, representation, rental and maintenance of telecommunication and general IT systems, equipment and devices, advisory services and technical support on specification, implementation and maintenance of new voice, data and image systems, import and export of assets and services useful to the performance of the main activity and to holding interest in capital of other entities, Brazilian or foreign, as a partner, shareholder or member. This entity was spun off and the portions thereof were merged into the Company and TData on July 1, 2013 (Note 1c).

Telefônica Data S.A. (TData): This entity is engaged in rendering and operating telecommunication services, as well as preparing, implementing and installing projects related to the operation of integrated corporate solutions, advisory services on telecommunications, activities related to the rendering of technical support services, sale, rental and maintenance of telecommunication equipment and networks.

Telefônica Sistema de Televisão S.A. (TST):  Until June 30, 2013, this entity was engaged in the provision of the Multichannel Multipoint Distribution Service (MMDS) type pay television services, in addition to general telecommunication and Internet services. TST was merged into the Company on July 1, 2013 (Note 1c).

Ajato Telecomunicações Ltda. (Ajato):  Until June 30, 2013, Ajato was engaged in the rendering of telecommunication and IT services, sale, rental business, import, export, maintenance and repair of this equipment. This entity was merged into TST on July 1, 2013 (Note 1c).

GTR-T Participações e Empreendimentos S.A. (GTR-T):  Until June 30, 2013, GTR-T was engaged in holding interest in other companies engaged in rendering pay and cable television services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management and operation of telecommunication and pay television service platforms. This entity was merged into TST on July 1, 2013 (Note 1c).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

TVA Sul Paraná S.A. ( ):  Until June 30, 2013, Sul Paraná was engaged in rendering pay and cable television services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms, and editing publications. Sul Paraná was merged into TST on July 1, 2013 (Note 1c).

Lemontree Participações S.A. (Lemontree): Until June 30, 2013, Lemontree was engaged in holding interest in other companies engaged in rendering pay and cable television services, telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms, and management and sale of data. This entity was merged into TST on July 1, 2013 (Note 1c).

Comercial Cabo TV São Paulo S.A. (CaTV): Until June 30, 2013, CaTV was engaged rendering pay and cable television services, advisory and consultancy services on telecommunications in general, production, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms, and operation of publicity and advertising of all types. This entity was merged into TST on July 1, 2013 (Note 1c).

Aliança Atlântica Holding B.V. (Aliança): Entity headquartered in Amsterdam, Holland, with 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010. Through May 8, 2012, the Company held equity interest in Zon Multimédia, Company of the Portugal Telecom group which renders pay television services, Internet, distribution of audiovisual contents, cinema and telecommunication services. This equity interest was disposed of on May 8, 2012.

Companhia AIX de Participações (AIX): This entity is engaged in holding interest in Refibra consortium, and activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): This entity is engaged in holding interest in Refibra consortium, and activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Direct and indirect subsidiaries and jointly controlled entities, as well as the percentage of interest held by the Company as of September 30, 2013 and December 31, 2012 are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

September 30, 2013

	Direct ownership interest		Indirect ownership interest
Investees	Investor	Interest held	Investor	Interest held	Total interest held

Wholly-owned subsidiaries
TData	Telefônica Brasil	100.00%	-	-	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	-	-	50.00%
AIX	Telefônica Brasil	50.00%	-	-	50.00%
ACT	Telefônica Brasil	50.00%	-	-	50.00%

December 31, 2012

	Direct ownership interest		Indirect ownership interest
Investees	Investor	Interest held	Investor	Interest held	Total interest held

Wholly-owned subsidiaries
Vivo	Telefônica Brasil	100.00%	-	-	100.00%
TData	Telefônica Brasil	100.00%	-	-	100.00%
ATelecom	Telefônica Brasil	100.00%	-	-	100.00%
TST	Telefônica Brasil	100.00%	-	-	100.00%
Ajato	-	-	TSTV	100.00%	100.00%
GTR-T	Telefônica Brasil	100.00%	-	-	100.00%
Sul Paraná	Telefônica Brasil	79.29%	GTR-T	20.71%	100.00%
Lemontree	Telefônica Brasil	100.00%	-	-	100.00%
CaTV	Telefônica Brasil	78.48%	Lemontree	21.52%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	-	-	50.00%
AIX	Telefônica Brasil	50.00%	-	-	50.00%
ACT	Telefônica Brasil	50.00%	-	-	50.00%

c. Corporate Restructuring

In order to simplify the Company’s current organizational structure, the rationalization of services provided by its subsidiaries and concentration of service  provision on two operating entities, namely the Company and its wholly-owned subsidiary, TData, on March 15, 2012, the Company filed with ANATEL a request for previous approval of corporate restructuring, which became legally feasible due to legislation changes applicable to Fixed Switched Telephone Service Concession Arrangement (STFC) operators through Law No. 12485.

This corporate restructuring was approved by ANATEL under the Act No. 3043, of May 27, 2013, published in the Federal Official Gazette (DOU) of May 29, 2013, with the conditions thereunder.

The Board of Directors’ meeting of June 11, 2013 approved the terms and conditions of the corporate restructuring involving the wholly-owned subsidiaries and subsidiaries of the Company.

The corporate restructuring was accomplished through spin-offs and mergers of subsidiaries and companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Law of Telecommunications - LGT (such activities, jointly and generally, referred to as SVAs), provided by the various wholly owned subsidiaries/subsidiaries were concentrated in TData and telecommunication services were unified in the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The partial or total spin-offs, as the case may be, and the incorporation of net assets of the companies involved all occurred on the same date and had the same base date (April 30, 2013), as follows: the Company merged (i) the spun-off net assets of TData acquisition, arising from its partial spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM); (ii) the spun-off net assets of Vivo, arising from their total spin off, corresponding to the use of SMP, SCM and STFC in local, domestic and international long distance calls in regions I and II of the General Service Concession Plan (PGO); (iii) the spun-off net assets of ATelecom, arising from their total spin off, corresponding to the activities related to the provision of conditional access services (SEAC) (through the DTH technology) and SCM; and (iv) TST, which concentrated the activities related to the provision of SEAC and SCM before its merger with the Company.

The corporate structure before the corporate restructuring is summarized as follows:

Below, we briefly describe the steps of spin offs and mergers of companies involved in the Company’s corporate restructuring process.

•      Merger of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná by TST: Immediately before the merger of TST by the Company, however on the same date, TST merged its subsidiary Ajato and entities Lemontree and GTR-T, the Company's wholly-owned subsidiaries and respective subsidiaries, Sul Paraná and CaTV. These entities were evaluated under the provisions of article 227 of Law No. 6404/76, based on respective book values as at April 30, 2013, ad referendum of TST general meeting. Merger thereof resulted in a capital increase by R$102,512 in TST, under the terms of the Merger Protocol of these entities and of TST. After merged into TST, Lemontree, GTR-T, Ajato, CaTV and Sul Paraná ceased to exist. Except for the Company and TST, aforementioned companies did not have any shareholders; therefore, the merger of these companies did not result in any refund to or protection of noncontrolling shareholders of the companies involved.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

•      Merger of TST by the Company: TST was evaluated under the provisions of article 227 of Law No. 6404/76, based on the corresponding book values at April 30, 2013. Considering the merger of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná by TST immediately before the merger of TST by the Company, the total amount of net assets of TST (corresponding to the sum of net assets of TST and net assets of the companies merged into it) incorporated by the Company totaled R$226,106.

•      Merger of spun-off net assets of TData: TData was spun-off in order to segregate the net asset related to the SCM portion from its equity. The portion of the net assets of TData merged by the Company was evaluated under the terms of article 227 of Law No. 6404/76, based on respective book values at April 30, 2013, ad referendum of the Company’s general meeting. TData net assets spun-off totaled R$34,724.

•      Merger of the portion of spun-off net assets of Vivo: Vivo was fully spun off, in order to segregate the exploration activities of SMP, SCM and STFC in local, domestic and international long distance calls in regions I and II of PGO, whose net asset were merged by the Company. The SVAs and other services not considered telecommunication services were merged by TData and Vivo ceased to exist. The portion of the net assets of Vivo merged into the Company was evaluated under the terms of article 227 of Law No. 6404/76, based on respective book values at April 30, 2013, ad referendum of the Company’s general meeting. Referred to portion of net assets totaled R$10,228,352.

•      Merger of the portion of spun-off net assets of ATelecom: ATelecom was fully spun off in order to segregate corresponding net assets related to the SVAs provided by ATelecom, which were merged by TData. The net assets of ATelecom’s remaining activities were merged into the Company and ATelecom ceased to exist. The portion of the net assets of ATelecom transferred to the Company was evaluated under the terms of article 227 of Law No. 6404/76, based on respective book values at April 30, 2013, ad referendum of the Company’s general meeting. Referred to portion of net assets totaled R$348,624.

The merger of companies and net assets previously described did not result in capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in the current interest held by Company shareholders.

There is no question of substituting shares of noncontrolling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies to be spun off/ merged. Accordingly, an equity valuation report at market price was not prepared for calculating the substitution ratio of shares held by noncontrolling shareholders provided for by article 264 of Law No. 6404/76 and item VI, paragraph 1, article 2 of CVM Ruling No. 319/99, as recent understanding of the Brazilian Securities and Exchange Commission (CVM) already demonstrated in the consultations drawn up in similar restructuring processes as CVM Rule No. 559, of November 18, 2008.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The mergers of companies and spun-off portions as previously described were carried out without interruption in relation to operations and telecommunication services provided to their customers, and such services were entirely succeeded by the Company.

Company General Shareholders´ Meeting held on July 1, 2013 approved aforementioned corporate restructuring and the organization chart is now as follows:

d. Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and authorizations, respectively. Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO/2008) and other telecommunications services, such as data communication, including broadband internet (Multimedia Communication Service - SCM), mobile telephone services (Personal Mobile Services – SMP), all over the country, and pay TV services, to wit (i) by satellite all over the country; (ii) MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, through December 2013, as a result of the waiver signed by the Company, the effects of which will become effective 18 months after June 5, 2012, as a condition for the Company to participate in the 4G auction, held on June 12 and 13, 2012; and (iii) cable in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472, of July 16, 1997 – General Law of Telecommunications (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986, of July 18, 2000 and No. 12485, of September 12, 2011 (Notes 1.c.1 and 1.c.2). Operation thereof is subject to regulations and supplementary plans issued.

d.1) STFC service concession arrangement

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The Company is an STFC operator to render land-line services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the state of São Paulo (except for cities comprising sector 33), established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC service concession arrangement was executed on June 30, 2011, is effective from July 1, 2011 to December 31, 2025, and was granted for valuable consideration. This arrangement provides for the possibility of amendments on December 31, 2015 and December 31, 2020. This condition allows ANATEL to set up new requirements and goals for universal and quality of telecommunication services, considering the conditions in place at the time.

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in referred to arrangement are considered reversible assets and deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At September 30, 2013, estimated residual value of reversible assets was R$7,392,817 (R$6,911,508 at December 31, 2012), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee which will correspond to 2% (two percent) of its prior-year STFC revenue, net of taxes and social contributions.

d.2) Authorizations and frequencies related to mobile telephone services

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment of fees equivalent to 2% (two percent) of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

In August 2013, the Company and ANATEL executed the authorization terms for the nonexclusive use of radiofrequency blocks, on a primary basis, as a result of the realignment of the “L” band in sub-bands from 1,975 MHz to 1,980 MHz for the mobile station transmission and from 2,165 MHz to 2,170 MHz for nodal station transmission.

These authorizations were issued for the remaining terms established under item 1.9 of Public Notice No. 002/2007/SPV-Anatel, of October 23, 2007, for valuable consideration, associated to the authorization for the rendering of SMP, amendment No. 01 to authorization No. 078/2012/PVCP/SPV-Anatel of August 14, 2013, published in the  Federal Official Gazette of August 16, 2013, effective until April 29, 2023, and may be extended only once, over a 15-year period. Effectiveness of these authorizations is subject to the compliance with the requirements provided for in the agreements.

The Company paid R$450,974 for referred to authorizations, which were recorded under intangible assets (Note 12) and will be amortized over the remaining periods of the licenses.

e. Share trading on stock exchanges

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa).  It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), backed by preferred shares only, are traded on the New York Stock Exchange (NYSE).

e.1) Shares traded on BM&F Bovespa

On September 21, 1998, the Company started trading its shares on the BM&F Bovespa, under tickers TLPP3 and TLPP4, for common and preferred shares, respectively.

In the Special Shareholders' Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, the merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefonica Brasil S.A. and on October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefonica Brasil.

e.2) Shares traded on NYSE

On November 16, 1998, the Company started trading ADS on NYSE, which currently has the following main characteristics:

•         Type of shares: preferred

•         Each ADS represents 1 (one) preferred share.

•         Shares are traded as ADS under tickle “VIV” on NYSE.

•         Foreign depositary bank: Citibank N.A.

•         Custodian bank in Brazil: Citibank N.A.

f. Agreement between Telefónica S.A. and Telecom Italia

TELCO S.p.A. (in which Telefónica S.A. held 46.2% interest) has 22.4% interest with voting rights in Telecom Italia and is the controlling shareholder of this company.

On September 24, 2013, Telefónica S.A. and the other TELCO S.p.A. shareholders entered into an agreement, under which Telefónica S.A. subscribed and paid in a capital increase amounting to 324 million Euros in TELCO S.p.A., receiving class “C” shares with no voting rights, thus increasing the total interest held by Telefónica S.A. to 66%, but maintaining the 46.2% interest held in shares with voting rights.

In the second phase of this agreement, Telefónica S.A. will contribute capital amounting to 117 million Euros in TELCO S.p.A., receiving class “C” shares with no voting rights, thus increasing the total interest held by Telefónica S.A. to 70%, but maintaining the 46.2% interest held in shares with voting rights.

As from January 2014, subject to approvals provided by regulatory agencies and antitrust authorities in significant markets (including Brazil and Argentina), Telefónica S.A. will be able to choose whether to (i) fully or partly convert the shares with no voting rights into common class C shares with voting rights, and (ii) purchase the remaining shares with voting rights of TELCO S.p.A. held by other shareholders. As such, Telefónica S.A. will be able to hold 100% interest in TELCO S.p.A. and become the controlling shareholder of Telecom Italia, holding 22.4% interest with voting rights.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Telefónica S.A. holds indirect interest in the Company and Telecom Italia holds indirect interest in TIM S.A. (TIM), a telecommunications company in Brazil. Neither Telefónica S.A., nor the Company or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making power over TIM operations in Brazil and are lawfully and contractually forbidden to exert any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and the Company compete in all markets in which they operate in Brazil under permanent competitive tension and, in this context, as well as in relation to the other economic agents in the telecommunications industry, referred to entities maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, when applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to guarantee total independence of their operations.

2.    BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL STATEMENTS

Company interim financial statements for the nine-month period ended September 30, 2013 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

These interim financial statements compare the quarters ended September 30, 2013 and 2012, except for the balance sheets, which compare Company financial position as of September 30, 2013 to the financial position as of December 31, 2012.

Authorization to issue these interim financial statements was provided by Company management in a meeting held on October 28, 2013, which was approved by the Board of Directors in a meeting held on November 6, 2013.

The individual and consolidated interim financial statements were prepared and are presented in accordance with Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting and IAS 34 – Interim Financial Reporting, issued by the Brazilian Financial Accounting Standards Board (CPC) and the International Accounting Standards Board (IASB), respectively.

For the individual interim financial statements, CPC practices differ from IFRS solely with respect to measurement of investments in the subsidiary under the equity method, while such investments would be measured at cost or fair value for IFRS purposes.

The Company and its subsidiary have no seasonal operations.

These financial statements were prepared in accordance with accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the financial year ended December 31, 2012, in addition to the new pronouncements, interpretations and amendments, as follows:

New IFRS and International Financial Reporting Interpretations Committee (IFRIC) with no significant impact on the financial position presented in these interim financial statements:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

IAS 1 – Presentation of financial statements – Presentation of items in Other Comprehensive Income: IAS 1 Revisions changed the grouping of items recorded in Other comprehensive income. Items potentially reclassifiable (or “recycled”) to profit or loss subsequently (for instance, net gains from hedge transactions of net investments, exchange rate variation differences due to translation of foreign transactions, net changes in cash flow hedge or gains from sale of assets classified as held for sale) should be disclosed separately from items which will never be reclassified (for instance, actuarial gains or losses in defined benefit plans). These amendments became effective for annual periods beginning on or after July 1, 2012 and only affect presentation. There are no impacts on the financial position or performance of the Company and its subsidiary.

IAS 19 Employee benefits (Revision): The IASB issued revisions to IAS 19, which include from basic changes, such as exclusion of the corridor approach and the concept of expected returns on plan assets to simple clarifications on appreciation, depreciation and reformulation. This amendment became effective for annual periods beginning on or after July 1, 2013 and has no significant impact on the financial position or performance of the Company and its subsidiary.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011): As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to investments in associates. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no significant impacts on the financial position or performance of the Company and its subsidiary.

IFRS 1 – Accounting for Government Grants (Revised IFRS 1): These revisions establish first-time application of IAS 20 Accounting for Government Grants and Disclosure requirements prospectively to government loans existing as of the transition date to IFRS.  Entities may opt to retroactively apply IFRS 9 (or IAS 39, as the case may be) and IAS 20 requirements to government loans, had the information required for that purpose been obtained upon initial recognition of these loans. This exception would release companies adopting the standard for the first time from the obligation to retroactively measure government loans at an interest rate lower than market rate. These amendments became effective for annual periods beginning on or after January  1, 2013. These revisions have no impacts on the financial position or performance of the Company and its subsidiary upon first-time application.

IFRS 7 - Disclosures - Offsetting a Financial Asset and a Financial Liability – IFRS 7 revisions require entities to disclose information on enforceable rights to offset and related agreements (guarantee agreements, among others). Disclosures provide users with useful information so as to assess the effect of offsetting agreements on an entity´s financial position. The new disclosures are required for all recognized financial instruments which are offset in accordance with IAS 32 Financial Instruments – Presentation. The new disclosures are also required for recognized financial instruments which are subject to a principal offset agreement or a similar agreement, whether or not they are offset in accordance with IAS 32. This revision came into effect for annual periods beginning on or after January 1, 2013. Referred to amendments only affect presentation and will have no impacts on the financial situation or performance of the Company and its subsidiary.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements: IFRS 10 replaces part of IAS 27 - Consolidated and Separate Financial Statements, which deals with the accounting of consolidated financial statements. Amended IAS 27 addresses the matters raised in Interpretation SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes a sole control model, applicable to all entities, including special purpose entities. The changes introduced by IFRS 10 will require that Management make use of significant judgment so as to determine which entities are subsidiaries and, therefore, mandatorily consolidated by a parent company, comparatively to the requisites of IAS 27. This standard became effective for annual periods beginning on or after January 1, 2013. The Company analyzed IFRS 10 and did not identify any significant impacts on the quarterly financial information.

IFRS 12 Disclosure of interest in other entities: IFRS 12 includes all requirements previously included in IAS 27 relating to consolidated financial statements, as well as all the disclosure requirements previously included in IAS 31 Interests in Joint Ventures and IAS 28 Investments in Associates. These requirements are related to the interest held by an entity in subsidiaries, joint arrangements, associates and structured entities. This standard became effective for annual periods beginning on or after January 1, 2013, only affects presentation and will have no significant impact on the financial position or performance of the Company and its subsidiary.

IFRS 13 – Fair Value Measurement: IFRS 13 provides a sole guideline in IFRS for all fair value measurements.  IFRS 13 does not change the requirement regarding when an entity should mandatorily use fair value, but rather it provides guidance on how to measure fair value under IFRS, when fair value is required or allowed. This standard became effective for annual periods beginning on or after January 1, 2013 and has no significant impact on the Company upon first-time application.

IAS 34 Interim Financial Statements: This change aligns the disclosure requirements for total assets of the segment with total liabilities of the interim financial statement segment. This explanation also ensures the alignment of interim disclosures with annual disclosures. These improvements are applicable to annual periods beginning on or after January 1, 2013 and have no significant impact on the Company upon first-time application.

New IFRS and International Financial Reporting Interpretations Committee (IFRIC) with significant impact on the financial position presented in these interim financial statements:

IFRS 11 superseded IAS 31, Reporting of Interests in Joint Ventures and SIC-13, Jointly Controlled Entities (JCE) - Nonmonetary Contributions by Venturers. IFRS 11 ruled out the possibility to account for jointly controlled entities (JCE) based on proportionate consolidation. Instead, JCEs which fall into the joint venture definition shall be accounted for under the equity method. This standard will have no impact on Company financial position, and eliminated the proportional consolidation of Aliança, AIX and ACT. With application of this standard, the investments of the Entity in aforementioned entities are recorded based on the equity method. This standard became effective for annual periods beginning on or after January 1, 2013 and shall be retrospectively applied to joint arrangements held at the date of first-time application.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

To facilitate understanding of the effects arising from application of this standard, consolidated information of the balance sheet as of December 31, 2012 and the income statement for the nine-month period ended September 30, 2012, with corresponding adjustments and some reclassifications made for better presentation of the consolidated information, are as follows:

ASSETS	Balance sheet disclosed as of December 31, 2012	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of December 31, 2012, disclosed as of September 30, 2013
Current assets
Cash and cash equivalents	7,196,079	(62,594)	7,133,485
Trade accounts receivable, net	5,513,436	(1,164)	5,512,272
Inventories	387,809	-	387,809
Dividend and interest on equity	-	1,140	1,140
Taxes recoverable	2,052,423	(2)	2,052,421
Judicial deposits and garnishments	126,625	-	126,625
Derivative transactions	41,109	-	41,109
Prepaid expenses	248,337	-	248,337
Other assets	706,124	(141)	705,983
Total current assets	16,271,942	(62,761)	16,209,181

Noncurrent assets
Short-term investments pledged as collateral	109,708	-	109,708
Trade accounts receivable, net	93,378	-	93,378
Taxes recoverable	738,965	-	738,965
Deferred taxes	1,029,598	(1,710)	1,027,888
Judicial deposits and garnishments	3,909,474	(206)	3,909,268
Derivative transactions	286,278	-	286,278
Prepaid expenses	31,396	-	31,396
Other assets	140,105	(47,797)	92,308
Investments	23,683	119,198	142,881
Property, plant and equipment, net	17,610,851	(6,707)	17,604,144
Intangible assets, net	30,009,289	(3,592)	30,005,697
Total noncurrent assets	53,982,725	59,186	54,041,911

Total assets	70,254,667	(3,575)	70,251,092

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

LIABILITIES AND EQUITY	Balance sheet disclosed as of December 31, 2012	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of December 31, 2012, disclosed as of September 30, 2013
Current liabilities
Personnel, social charges and benefits	416,355	(103)	416,252
Trade accounts payable	5,889,377	(309)	5,889,068
Taxes, charges and contributions	1,781,480	(230)	1,781,250
Loans, financing and lease (a)	1,255,323	14,799	1,270,122
Debentures	702,215	-	702,215
Dividend and interest on equity	467,831	-	467,831
Provisions	496,790	-	496,790
Derivative transactions	29,586	-	29,586
Deferred income	734,573	-	734,573
Reverse split of fractional shares	389,510	-	389,510
Authorization license	994,977	-	994,977
Other liabilities (a)	379,454	(14,836)	364,618
Total current liabilities	13,537,471	(679)	13,536,792

Noncurrent liabilities
Taxes, charges and contributions	488,749	-	488,749
Deferred taxes	1,216,651	-	1,216,651
Loans, financing and lease (a)	3,756,001	18,460	3,774,461
Debentures	2,253,690	-	2,253,690
Provisions (b)	3,846,899	(393,262)	3,453,637
Liabilities with post-retirement benefit plans (b)	-	392,269	392,269
Derivative transactions	26,545	-	26,545
Deferred income	303,362	-	303,362
Other liabilities (a)	144,179	(20,363)	123,816
Total noncurrent liabilities	12,036,076	(2,896)	12,033,180

Equity	44,681,120	-	44,681,120

Total liabilities and equity	70,254,667	(3,575)	70,251,092

(a)  Finance lease amounts were reclassified from “Other obligations” to the specific account “Loans, financing and finance lease”.

(b)  Actuarial liabilities of post-employment benefit plans were reclassified from “Provisions” to a specific line “Obligations with post-employment benefit plans”.

	Income statement for the 3Q12, disclosed as of September 30, 2012	Adjustments for adoption of IFRS 11 and Reclassifications	Income statement for the 3Q12, disclosed as of September 30, 2013
Net operating revenue	25,021,083	(8,829)	25,012,254
Cost of sales (a)	(12,283,715)	(578)	(12,284,293)
Gross profit	12,737,368	(9,407)	12,727,961
Selling expenses	(6,528,318)	-	(6,528,318)
General and administrative expenses	(1,604,454)	8,019	(1,596,435)
Other operating income, net	191,005	158	191,163
Equity pickup	-	(284)	(284)
Income before financial income (expenses)	4,795,601	(1,514)	4,794,087
Financial income	832,324	(334)	831,990
Financial expenses	(997,917)	-	(997,917)
Income before taxes	4,630,008	(1,848)	4,628,160
Income and social contribution taxes	(1,652,077)	1,848	(1,650,229)
Net income for the period	2,977,931	-	2,977,931

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

New IFRS and International Financial Reporting Interpretations Committee (IFRIC) not yet effective as of September 30, 2013:

IAS 32 Offsetting a Financial Asset and a Financial Liability – IAS 32 Revisions These revisions explain the meaning of the term “currently has a legally enforceable right to offset”. Also, these revisions clarify the adoption of IAS 32 offsetting criteria for settlement systems (such as settlement systems through clearing houses) that apply mechanisms for gross settlement that are not simultaneous. These revisions are expected to have no impacts on the financial position or performance of the Company and its subsidiary upon first-time application and became effective for annual periods beginning on or after January 1, 2014.

IFRS 9 - Financial Instruments: Classification and Measurement: IFRS 9, as issued, reflects the first phase of the work carried out by the IASB referring to replacement of IAS 39 and applies to the classification and measurement of financial assets and financial liabilities, as defined in IAS 39. This standard was initially effective for annual periods beginning as from January 1, 2013; however, the Amendments to IFRS9 – Mandatory Effective Date and Transition Disclosures, issued in December 2011, changed the mandatory effective date to January 1, 2015. In subsequent stages, the IASB will focus on the accounting procedures for hedge  instruments and impairment of financial assets. Adoption of the first IFRS 9 phase will have effects on the classification and measurement of the financial assets of the Company and its subsidiary, but will have no impacts on the classification and measurement of the financial liabilities. The Company will quantify said effect in conjunction with the other phases, upon issue of the final standard, which will comprise all phases.

3.  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Cash and banks	47,789	18,398	50,883	94,304
Short-term investments	8,457,248	3,060,884	8,579,325	7,039,181
Total	8,505,037	3,079,282	8,630,208	7,133,485

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

In addition, not included in the amounts above, the Company has short-term investments amounting to R$411,010 in current assets and amounting to R$119,597 in noncurrent assets given in guarantee for judicial claims and loans taken out by the Company and by Telefónica Group companies.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Billed amounts	3,921,557	1,622,311	4,270,496	4,032,169
Unbilled amounts	1,758,710	804,965	1,876,244	1,675,091
Interconnection amounts	1,035,805	338,014	1,021,605	977,644
Gross accounts receivable	6,716,072	2,765,290	7,168,345	6,684,904
Provision for impairment	(1,099,711)	(614,566)	(1,238,030)	(1,079,254)
Total	5,616,361	2,150,724	5,930,315	5,605,650

Current	5,471,495	2,150,724	5,688,339	5,512,272
Noncurrent	144,866	-	241,976	93,378

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Falling due	4,031,186	1,395,227	4,290,024	4,297,961
Overdue from 1 to 30 days	775,286	377,142	787,873	718,838
Overdue from 31 to 60 days	292,330	113,042	295,752	218,930
Overdue from 61 to 90 days	221,966	51,107	225,004	188,835
Overdue from 91 to 120 days	82,639	27,955	88,012	60,648
Overdue for more than 120 days	212,954	186,251	243,650	120,438
Total	5,616,361	2,150,724	5,930,315	5,605,650

At September 30, 2013 and December 31, 2012, no customer represented more than 10% of net trade accounts receivable.

Changes in the provision for impairment are as follows:

	Company	Consolidated
Balance at December 31, 2012	(614,566)	(1,079,254)
Additions (Note 24)	(313,128)	(569,342)
Write-offs	339,223	410,566
Merger/split as of July 1, 2013	(511,240)	-
Balance at September 30, 2013	(1,099,711)	(1,238,030)

TData has a product called “Soluciona TI,” which consists of leasing IT equipment to small- and medium-sized enterprises, for which TData receives fixed installments over the lease term. Considering the contractual terms, the Company classified this product as Finance Lease. There are no unguaranteed residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

At September 30, 2013, noncurrent consolidated accounts receivable includes R$144,866 referring to the new business model of goods for resale to legal entities, whose term for receipt is up to 24 months.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The consolidated balance of trade accounts receivable described above, comprises the following effects:

	Consolidated
	09.30.13	12.31.12
Present value of receivables	481,179	294,245
Unrealized financial income	22,149	7,757
Gross accounts receivable	503,328	302,002
Provision for impairment	(100,871)	(86,648)
Net accounts receivable	402,457	215,354

Current	160,481	121,976
Noncurrent	241,976	93,378

At September 30, 2013, the aging list of trade accounts receivable is as follows:

	Consolidated
	Trade accounts receivable, gross	Present value
Falling due up to one year	239,203	239,203
Falling due up to five years	264,125	241,976
Total	503,328	481,179

5.   INVENTORIES

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12
Consumer materials	72,831	39,641	75,017	59,417
Materials for resale (a)	604,234	5,835	635,487	380,163
Other inventory items	8,269	3,835	8,269	4,005
Total gross	685,334	49,311	718,773	443,585
Provision for impairment and obsolescence	(70,825)	(24,908)	(78,169)	(55,776)
Total	614,509	24,403	640,604	387,809

(a) This includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in the provision for impairment and obsolescence are as follows:

	Company	Consolidated
Balance at December 31, 2012	(24,908)	(55,776)
Additions	(32,244)	(114,681)
Reversals	21,004	92,288
Merger/split as of July 1, 2013	(34,677)	-
Balance at September 30, 2013	(70,825)	(78,169)

Cost of goods sold, which includes amounts regarding provision for impairment and obsolescence, is stated in Note 23.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

6.  DEFERRED TAXES AND TAXES RECOVERABLE

6.1 Taxes recoverable

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Taxes withheld at source	119,638	106,693	123,212	141,620
Income and social contribution taxes recoverable	370,031	453,933	375,388	528,109
ICMS (a)	1,714,292	366,211	1,717,419	1,631,088
ICMS agreement No. 39/CAT Administrative Ruling 06 (b)	199,774	178,535	199,774	288,520
PIS and COFINS	99,535	39,265	107,001	148,092
Other	10,150	6,916	20,212	53,957
Total	2,513,420	1,151,553	2,543,006	2,791,386

Current	2,131,226	602,328	2,160,812	2,052,421
Noncurrent	382,194	549,225	382,194	738,965

(a)  This refers to credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.

(b) This refers to refund request for State Value-Added Tax (ICMS) paid for invoices cancelled at a later time.

6.2 Deferred taxes

The Company and its subsidiary calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Deferred tax assets
Income and social contribution tax losses (a)	16,956	21,290	188,499	21,290
Merged tax credit (b)	-	9,461	-	9,461
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	1,292,590	805,557	1,297,526	1,104,065
Post-retirement benefit plans	141,031	126,605	141,031	133,371
Provision for impairment - accounts receivable	233,795	93,442	236,850	169,434
Provision for modem and other PP&E item losses	178,658	7,467	181,282	210,107
Profit sharing	52,974	34,888	53,450	62,218
Accelerated accounting depreciation	232,060	128,070	232,060	421,768
Provision for impairment – inventories	13,886	8,469	16,383	13,951
Provisions for customer loyalty program	30,832	-	30,832	28,168
Derivative transactions	17	26,522	17	42,922
Trade accounts payable and other provisions	107,460	62,314	124,819	290,199
Income and social contribution taxes on other temporary differences	366,889	81,926	366,365	134,460
Total deferred tax assets	2,667,148	1,406,011	2,869,114	2,641,414

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Deferred tax liabilities
Merged tax credit (b)	(320,530)	(269,514)	(320,530)	(269,514)
Income and social contribution taxes on temporary differences (c)
Technological Innovation Law	(384,931)	(209,185)	(384,931)	(416,700)
Exchange variation	-	(3,383)	-	(3,383)
Customer portfolio	(482,999)	(546,383)	(482,999)	(546,383)
Trademarks and patents	(486,706)	(508,178)	(486,706)	(508,178)
Licenses	(639,804)	(399,878)	(639,804)	(399,878)
Effects of goodwill generated upon merger of Vivo Part.	(512,485)	(344,927)	(512,485)	(344,927)
Vivo Part. goodwill	(426,991)	(266,870)	(426,991)	(266,870)
Income and social contribution taxes on other temporary differences	(118,354)	(74,344)	(120,191)	(74,344)
Total deferred tax liabilities	(3,372,800)	(2,622,662)	(3,374,637)	(2,830,177)

Total noncurrent assets (liabilities), net	(705,652)	(1,216,651)	(505,523)	(188,763)

Total noncurrent deferred tax assets	-	-	200,129	1,027,888
Total noncurrent deferred tax liabilities	(705,652)	(1,216,651)	(705,652)	(1,216,651)

Deferred taxes were determined considering future realization, as under:

a)    Income and social contribution tax losses: this represents the amount recorded by the Company and its subsidiary which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

Tax credits of the Company and its subsidiary arising from income and social contribution tax losses recognized and not recognized are as follows. During the six-month period ended September 30, 2013, there was no significant change in the business of the Company and its subsidiary indicating that a provision for losses of the referred to tax credits would be required.

	Company			Consolidated
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Income and social contribution tax losses at December 31, 2012 (restated)	48,264	102,486	150,750	930,409	997,434	1,927,843
Tax credit (25% + 9%)	12,066	9,224	21,290	232,602	89,769	322,371
Tax credit recognized	12,066	9,224	21,290	12,066	9,224	21,290
Unrecognized tax credit	-	-	-	220,536	80,545	301,081

Income and social contribution tax losses at September 30, 2013	23,773	122,364	146,137	528,218	627,166	1,155,384
Tax credit (25% + 9%)	5,943	11,013	16,956	132,055	56,445	188,499
Tax credit recognized	5,943	11,013	16,956	132,055	56,445	188,499

b)   Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment or trade receivables, or realization of inventories, as well as upon reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

	Company			Consolidated
Deferred tax assets	Tax losses	Deferred tax assets	Total	Tax losses	Deferred tax assets	Total
Balance at December 31, 2012 - Restated	21,290	1,384,721	1,406,011	21,290	2,620,124	2,641,414
Establishment (reversal), net in P&L	(4,334)	223,100	218,766	167,209	60,491	227,700
Merger/split as of July 1, 2013	-	1,042,371	1,042,371	-	-	-
Balance at September 30, 2013	16,956	2,650,192	2,667,148	188,499	2,680,615	2,869,114

Deferred tax liabilities	Company	Consolidated
Balance at December 31, 2012	(2,622,662)	(2,830,177)
Establishment, net in P&L	(534,320)	(548,362)
Comprehensive income	3,902	3,902
Merger/split as of July 1, 2013	(219,720)	-
Balance at September 30, 2013	(3,372,800)	(3,374,637)

7.  JUDICIAL DEPOSITS AND GARNISHMENTS

The Company and its subsidiary have judicial deposits and garnishments related to civil, labor and tax claims, as follows:

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Judicial deposits
Labor	1,062,256	830,081	1,067,772	933,866
Tax	2,326,500	1,549,738	2,342,956	2,182,513
Civil and regulatory	872,321	667,646	873,306	866,668
Total	4,261,077	3,047,465	4,284,034	3,983,047
Garnishments	87,869	20,791	88,786	52,846
Total	4,348,946	3,068,256	4,372,820	4,035,893

Current	179,085	-	179,085	126,625
Noncurrent	4,169,861	3,068,256	4,193,735	3,909,268

At September 30, 2013, the Company and its subsidiaries had a number of tax-related judicial deposits, amounting to R$2,326,500 (R$1,549,738 as of December 31, 2012) and R$2,342,956 (R$2,182,513 as of December 31, 2012) Company and consolidated, respectively. Detailed information on the matters from which the main deposits stem is in Note 18.

A brief description of the main tax-related judicial deposits is as follows:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

Company and subsidiary are involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At September 30, 2013, consolidated judicial deposits amounted to R$27,204 in the Company and to R$30,757 (R$62,924 at December 31, 2012) in the consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At September 30, 2013, consolidated judicial deposits amounted to R$142,697 (R$5,038 at December 31, 2012) in the Company and to R$142,697 (R$136,211 at December 31, 2012) in the consolidated.

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links.

Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. Company and subsidiary are of the understanding that such collection is unjustified, and therefore challenged aforesaid fee in court.

At September 30, 2013, judicial deposits amounted to R$852,360 (R$818,502 at December 31, 2012) for Company and consolidated.

•         Withholding Income Tax (IRRF)

Company and subsidiary were involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on equity recognized (mobile operators); and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At September 30, 2013, judicial deposits amounted to R$58,480 (R$48,759 at December 31, 2012)  and to R$58,480 (R$58,367 at December 31, 2012), Company and consolidated, respectively.

•         Corporate Income Tax (IRPJ)

Company and subsidiary were involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At September 30, 2013, judicial deposits amounted to R$28,023 (R$24,095 at December 31, 2012) and to R$28,023 (R$25,422 at December 31, 2012), Company and consolidated, respectively.

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

At September 30, 2013, judicial deposits amounted to R$504,582 (R$34,765 at December 31, 2012) and to R$504,639 (R$370,026 at December 31, 2012), Company and consolidated, respectively.

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

Company was involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; and (ii) difference in SAT rate (from 1% to 3%).

At September 30, 2013, judicial deposits amounted to R$95,669 (R$91,915 at December 31, 2012) for Company and consolidated.

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

At September 30, 2013, judicial deposits amounted to R$69,440 (R$66,386 at December 31, 2012) for Company and consolidated.

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

At September 30, 2013, judicial deposits amounted to R$50,972 (R$49,355 at December 31, 2012) for Company and consolidated.

•         Universal Telecommunication Services Fund (FUST)

Company and subsidiary filed an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At September 30, 2013, judicial deposits amounted to R$352,679 (R$330,331 at December 31, 2012) and to R$365,506 (R$341,403 at December 31, 2012), Company and consolidated, respectively.

•         Provisional Contribution Tax on Financial Transactions (CPMF)

Given the merger of PTelecom Brasil S.A. into Vivo Part. (later merged into the Company) the judicial deposit balance related to the injunction filed by PTelecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

At September 30, 2013, judicial deposits amounted to R$21,358 (R$20,899 at December 31, 2012) for Company and consolidated.

•         State Value-Added Tax (ICMS)

Company and subsidiary are involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the PP&E and electric energy; and (vi) activation cards for pre-paid services.

At September 30, 2013, judicial deposits amounted to R$37,873 (R$168 at December 31, 2012) and to R$37,873 (R$34,235 at December 31, 2012), Company and consolidated, respectively.

  Other taxes, charges and contributions

Company and subsidiary were involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At September 30, 2013, judicial deposits amounted to R$85,163 (R$59,525 at December 31, 2012) and to R$85,182 (R$106,868 at December 31, 2012), Company and consolidated, respectively.

8.   PREPAID EXPENSES

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12
Fistel (a)	263,721	-	263,751	-
Advertising and publicity	59,936	817	59,936	173,688
Rent	45,291	20,533	45,292	51,207
Insurance	25,364	7,875	26,066	14,250
Software and network maintenance	13,918	4,496	14,062	7,872
Financial charges	11,771	-	11,771	7,152
Taxes, charges and contributions	33,307	343	33,307	1,654
Other	19,546	9,266	20,864	23,910
Total	472,854	43,330	475,049	279,733

Current	444,812	26,610	446,371	248,337
Noncurrent	28,042	16,720	28,678	31,396

(a)  This refers to the Operation and Inspection Fee for 2013 paid in March 2013, which will be amortized through the end of the year.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

9.   OTHER ASSETS

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Advances to employees and suppliers	105,697	70,888	108,136	97,152
Related-party receivables	123,095	130,559	56,652	58,151
Subsidy on handset sales	32,790	-	32,790	53,756
Receivables from suppliers (a)	102,491	16,930	102,491	479,283
Pension plan surplus	50,445	17,595	50,840	48,048
Future capital contribution	20,000	-	-	-
Other receivables	90,386	38,060	91,974	61,901
Total	524,904	274,032	442,883	798,291

Current	372,980	198,445	312,783	705,983
Noncurrent	151,924	75,587	130,100	92,308

(a)  At December 31, 2012, the consolidated amounts include R$362,774 referring to the disposal of nonstrategic transmission towers, whose receipt was guaranteed by the purchasing party.

10. INVESTMENTS

A summary of significant financial data of Company investees is as follows:

a)  Information on investees - Wholly-owned subsidiaries

	Subsidiaries
	At September 30, 2013	At December 31, 2012
	TData	Vivo	TData	ATelecom	TSTV	TVA Sul	Lemontree	Comercial Cabo	GTR-T
Assets
Current	776,520	9,877,926	358,299	498,074	40,087	2,178	6	25,435	801
Noncurrent	377,190	13,263,918	140,763	414,985	160,603	41,327	11,835	167,688	1,074
Total assets	1,153,710	23,141,844	499,062	913,059	200,690	43,505	11,841	193,123	1,875

Liabilities
Current	403,686	8,213,367	174,535	218,126	34,818	9,522	437	117,652	14
Noncurrent	64,926	4,887,981	19,191	54,165	2,744	28,798	-	21,830	-
Equity	685,098	10,040,496	305,336	640,768	163,128	5,185	11,404	53,641	1,861
Total liabilities	1,153,710	23,141,844	499,062	913,059	200,690	43,505	11,841	193,123	1,875

	Vivo	TData	ATelecom	TSTV	TVA Sul	Lemontree	Comercial Cabo	GTR-T
Net income (loss)
At September 30, 2013	-	126,238	-	-	-	-	-	-
At September 30, 2012	2,587,904	(84,735)	7,130	(38,790)	(4,439)	(11,637)	(31,110)	(1,179)

b)  Information of investees – Jointly-controlled entities

	At September 30, 2013			At December 31, 2012
	Aliança	AIX	ACT	Aliança	AIX	ACT
Assets
Current	129,970	11,649	10	116,322	13,414	10
Noncurrent	-	112,222	-	-	120,024	-
Total assets	129,970	123,871	10	116,322	133,438	10

Liabilities
Current	2,178	3,283	2	2,302	3,280	-
Noncurrent	-	5,886	-	-	5,792	-
Equity	127,792	114,702	8	114,020	124,366	10
Total liabilities	129,970	123,871	10	116,322	133,438	10

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

	Aliança	AIX	ACT
Net income (loss)
At September 30, 2013	86	(9,664)	(2)
At September 30, 2012	1,624	(2,196)	-

c)  Changes in investments

	Balance at December 31, 2012 - Restated	Additions	Equity pickup	Dividend and interest on equity reported and approved	Other comprehensive income	Merger/split as of July 1, 2013	Balances at September 30, 2013
Interest held	11,328,398	324,967	1,831,343	(2,058,833)	1,933	(10,621,459)	806,349
Wholly-owned subsidiaries	11,209,200	324,967	1,836,133	(2,058,833)	(4,910)	(10,621,459)	685,098
A. Telecom	640,768	-	50,927	-	(36)	(691,659)	-
TData	305,336	253,917	126,238		(393)	-	685,098
TST	163,128	-	(52,915)	-	-	(110,213)	-
Vivo	10,040,496	-	1,740,186	(2,058,833)	(1,048)	(9,720,801)	-
GTR-T	1,861	-	1,129	-	-	(2,990)	-
Lemontree	11,404	50	(2,957)	-	-	(8,497)	-
CaTV	42,096	68,000	(31,383)	-	(3,078)	(75,635)	-
Sul Paraná	4,111	3,000	4,908	-	(355)	(11,664)	-

Jointly controlled entities	119,198		(4,790)	-	6,843	-	121,251
Aliança (a)	57,010	-	43	-	6,843	-	63,896
AIX (a)	62,183	-	(4,832)	-	-	-	57,351
ACT (a)	5	-	(1)	-	-	-	4

Goodwill	10,208,980	-	-	-	-	16,300	10,225,280

Other interest	23,683	(6)	-	-	(11,476)	702	12,903
Other investments (a)	23,683	(6)	-	-	(11,476)	702	12,903
Total investments in Company	21,561,061	324,961	1,831,343	(2,058,833)	(9,543)	(10,604,457)	11,044,532

Aliança (a)	57,010	-	43	-	6,843	-	63,896
AIX (a)	62,183	-	(4,832)	-	-	-	57,351
ACT (a)	5	-	(1)	-	-	-	4
Other investments (a)	23,683	(6)	-	-	(11,476)	702	12,903
Total investments in consolidated	142,881	(6)	(4,790)	-	(4,633)	702	134,154

(a)  Investments measured at fair value.

11. PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown

At September 30, 2013:

	Company			Consolidated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	17,734,756	(15,416,021)	2,318,735	17,741,985	(15,422,858)	2,319,127
Transmission means and equipment	32,717,808	(25,047,254)	7,670,554	32,720,811	(25,049,954)	7,670,857
Terminal equipment and modems	10,440,685	(9,083,022)	1,357,663	10,462,465	(9,098,111)	1,364,354
Infrastructure	13,039,651	(9,322,149)	3,717,502	13,050,798	(9,330,869)	3,719,929
Television equipment	517,282	(398,333)	118,949	517,282	(398,333)	118,949
Other	3,107,442	(2,527,869)	579,573	3,199,486	(2,624,553)	574,933
Valuation allowance (a)	(173,501)	-	(173,501)	(175,677)	-	(175,677)
Fixed assets in progress	1,824,477	-	1,824,477	1,870,132	-	1,870,132
Total	79,208,600	(61,794,648)	17,413,952	79,387,282	(61,924,678)	17,462,604

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

At December 31, 2012:

	Company			Consolidated - Restated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,688,628	(10,459,546)	1,229,082	15,533,267	(13,282,873)	2,250,394
Transmission means and equipment	20,514,733	(16,165,541)	4,349,192	30,733,907	(23,667,500)	7,066,407
Terminal equipment and modems	5,293,989	(4,219,074)	1,074,915	9,887,923	(8,319,035)	1,568,888
Infrastructure	8,620,997	(6,103,762)	2,517,235	13,303,406	(9,041,716)	4,261,690
Television equipment	-	-	-	1,054,592	(861,018)	193,574
Other	1,378,888	(1,224,644)	154,244	3,669,065	(2,863,220)	805,845
Valuation allowance (a)	(14,262)	-	(14,262)	(19,073)	-	(19,073)
Fixed assets in progress	709,857	-	709,857	1,476,419	-	1,476,419
Total	48,192,830	(38,172,567)	10,020,263	75,639,506	(58,035,362)	17,604,144

b) Changes

	Company
	Balance at December 31, 2012	Additions	Write-offs, net	Transfers, net	Depreciation (c)	Merger/split as of July 1, 2013	Balance at September 30, 2013
Switching equipment	1,229,082	19,799	(67)	178,958	(269,755)	1,160,718	2,318,735
Transmission means and equipment	4,349,192	345,278	(9,730)	593,888	(579,139)	2,971,065	7,670,554
Terminal equipment and modems	1,074,915	378,966	-	69,490	(534,798)	369,090	1,357,663
Infrastructure	2,517,235	28,510	(15,951)	73,856	(287,830)	1,401,682	3,717,502
Television equipment	-	-	-	-	(11,713)	130,662	118,949
Other	154,244	51,365	(1,943)	25,241	(70,111)	420,777	579,573
Valuation allowance (a)	(14,262)	(5,475)	907	-	-	(154,671)	(173,501)
Fixed assets in progress	709,857	1,331,504	(3,958)	(978,834)	-	765,908	1,824,477
Total	10,020,263	2,149,947	(30,742)	(37,401)	(1,753,346)	7,065,231	17,413,952

	Consolidated
	Balance at December 31, 2012 - Restated	Additions	Write-offs	Transfers, net (b)	Depreciation (c)	Balance at September 30, 2013
			net (a)
Switching equipment	2,250,394	19,921	(68)	436,919	(388,039)	2,319,127
Transmission means and equipment	7,066,407	374,824	(18,410)	1,233,744	(985,708)	7,670,857
Terminal equipment and modems	1,568,888	453,050	(67)	86,531	(744,048)	1,364,354
Infrastructure	4,261,690	40,847	(15,033)	14,049	(581,624)	3,719,929
Television equipment	193,574	52,349	-	(49,345)	(77,629)	118,949
Other	805,845	50,471	(1,414)	(184,162)	(95,807)	574,933
Valuation allowance (a)	(19,073)	(5,475)	879	(152,008)	-	(175,677)
Fixed assets in progress	1,476,419	1,824,356	(6,063)	(1,424,580)	-	1,870,132
Total	17,604,144	2,810,343	(40,176)	(38,852)	(2,872,855)	17,462,604

(a)  Company and subsidiary recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.

(b)  Balances remaining in transfers stated in the previous chart refer to transfers between PP&E and intangible assets.

(c)  Additions of depreciation costs and expenses are presented in “Depreciation and Amortization” in Notes 23, 24 and 25.

c) Depreciation rates

For the nine-month period ended September 30, 2013, PP&E items were depreciated on a straight-line basis, at the following annual rates:

Switching equipment	10.00 to 33.33
Transmission means and equipment	5.00 to 14.29
Terminal equipment and modems	10.00 to 66.67
Infrastructure	4.00 to 66.67
TV equipment	8.00 to 20.00
Other	10.00 to 20.00

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

d) PP&E items given in guarantee

At September 30, 2013, the Company and its subsidiary had PP&E items given in guarantee for lawsuits, amounting to R$185,290 (R$150,194 and R$235.847 at December 31, 2012, for Company and consolidated, respectively).

e) Capitalization of borrowing costs

At September 30, 2013 and December 31, 2012, the Company and its subsidiary did not capitalize borrowing costs, as there were no qualifying assets.

12. INTANGIBLE ASSETS, NET

a) Breakdown

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Goodwill		-	10,225,280	10,225,280
Other intangible assets	19,485,096	15,730,850	19,489,680	19,780,417
Total	19,485,096	15,730,850	29,714,960	30,005,697

At September 30, 2013 and December 31, 2012, breakdown of goodwill is as follows:

Ajato Telecomunicação Ltda.	149
Spanish e Figueira (incorporado da TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	7,169,577
Telemig Celular S. A. (e)	133,896
Telemig Celular Participações S. A. (e)	1,485,172
Global Telecom S. A. (e)	204,762
Tele Centro Oeste Celular Participações S. A. (e)	150,930
Ceterp Celular S. A. (e)	16,151
Total	10,225,280

(a)  Goodwill from partial spin-off of the company Spanish and Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)  Goodwill generated upon acquisition of equity control over Santo Genovese Participações (controlling member or Atrium Telecomunicações Ltda.) in 2004.

(c)  Goodwill generated upon acquisition of Telefonica Televisão Participações TP (formerly Navytree) merged in 2008, based on a future profitability study.

(d)  Goodwill generated upon acquisition of Vivo Part. in April 2011.

(e)  Goodwill arising from Vivo Part., reversed to the Company upon merger in 2011.

At September 30, 2013 and December 31, 2012, breakdown of other intangible assets was as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

At September 30, 2013:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,304,989	(8,374,268)	1,930,721	10,341,170	(8,405,865)	1,935,305
Customer portfolio	1,990,278	(569,694)	1,420,584	1,990,278	(569,694)	1,420,584
Trademarks and patents	1,601,433	(169,929)	1,431,504	1,601,433	(169,929)	1,431,504
Licenses	17,231,466	(2,559,534)	14,671,932	17,231,466	(2,559,534)	14,671,932
Other	152,026	(151,584)	442	152,026	(151,584)	442
Software in progress	86,591	-	86,591	86,591	-	86,591
Valuation allowance (a)	(56,678)	-	(56,678)	(56,678)	-	(56,678)
Total	31,310,105	(11,825,009)	19,485,096	31,346,286	(11,856,606)	19,489,680

At December 31, 2012:

	Company			Consolidated - Restated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,215,274	(2,652,564)	562,710	9,516,522	(7,625,698)	1,890,824
Customer portfolio	1,990,278	(383,269)	1,607,009	2,114,561	(507,552)	1,607,009
Trademarks and patents	1,601,408	(106,767)	1,494,641	1,643,511	(148,870)	1,494,641
Licenses	12,644,000	(580,000)	12,064,000	16,987,547	(2,275,703)	14,711,844
Other	187,711	(185,221)	2,490	708,577	(683,520)	25,057
Software in progress	-	-	-	51,042	-	51,042
Total	19,638,671	(3,907,821)	15,730,850	31,021,760	(11,241,343)	19,780,417

b) Changes

	Company
	Balance at December 31, 2012	Additions	Write-offs, net	Transfers, net (b)	Amortization (c)	Merger/split as of July 1, 2013	Balance at September 30, 2013
Software	562,710	145,255	-	149,147	(301,351)	1,374,960	1,930,721
Customer portfolio	1,607,009	-	-	-	(186,425)	-	1,420,584
Trademarks and patents	1,494,641	-	-	-	(63,137)	-	1,431,504
Licenses	12,064,000	473,038	-	-	(393,436)	2,528,330	14,671,932
Other	2,490	-	-	(1,902)	(11,883)	11,737	442
Software in progress	-	39,777	-	(109,844)	-	156,658	86,591
Valuation allowance (a)	-	(143)	-	-	-	(56,535)	(56,678)
Total	15,730,850	657,927	-	37,401	(956,232)	4,015,150	19,485,096

	Consolidated
	Balance at December 31, 2012 - Restated	Additions	Write-offs, net	Transfers, net (b)	Amortization (c)	Balance at September 30, 2013
Software	1,890,824	249,423	(5)	368,099	(573,036)	1,935,305
Customer portfolio	1,607,009	-	-	84	(186,509)	1,420,584
Trademarks and patents	1,494,641	-	-	-	(63,137)	1,431,504
Licenses	14,711,844	548,056	-	(85,007)	(502,961)	14,671,932
Other	25,057	3,118	-	(12,108)	(15,625)	442
Software in progress	51,042	211,927	-	(176,359)	(19)	86,591
Valuation allowance (a)	-	(821)	-	(55,857)	-	(56,678)
Total	19,780,417	1,011,703	(5)	38,852	(1,341,287)	19,489,680

(a)  The Company recognized a provision for potential obsolescence of software, based on levels of historical use and expected future use.

(b) Balances remaining in transfers stated in the previous chart refer to transfers between PP&E and intangible assets.

(c) Additions of amortization costs and expenses are presented in “Depreciation and Amortization” in Notes 23, 24 and 25.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

c) Amortization rates

For the nine-month period ended September 30, 2013, other intangible assets were amortized on a straight-line basis, at the following annual rates:

	Company	Consolidated
Software	20.00	20.00 to 33.33
Customer portfolio	10.00	9.00 to 15.00
Trademarks and patents	5.00	5,00
Licenses	3.60 to 20.00	3.60 to 20.00
Other	10.00 to 20.00	10.00 to 20.00

13. PAYROLL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Salaries and wages	27,246	34,771	27,934	38,640
Social charges and benefits	295,428	81,576	297,979	204,675
Profit sharing	118,674	89,433	120,075	172,937
Total	441,348	205,780	445,988	416,252

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Sundry suppliers	5,149,358	1,741,088	5,302,152	5,205,202
Amounts to be passed on	349,319	93,239	184,279	151,809
Interconnection / networking	575,018	356,720	575,018	532,057
Total	6,073,695	2,191,047	6,061,449	5,889,068

15. TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Income taxes	-	-	12,749	243,399
Income and social contribution taxes payable (a)	-	-	12,749	243,399
Indirect taxes	2,024,568	559,112	2,077,393	2,026,600
ICMS (b)	1,699,669	405,103	1,702,627	1,534,750
PIS and COFINS	189,809	135,006	229,744	362,911
Fust and Funttel	24,897	11,886	24,811	34,853
Other	110,193	7,117	120,211	94,086
Total	2,024,568	559,112	2,090,142	2,269,999

Current	1,520,258	529,055	1,563,592	1,781,250
Noncurrent	504,310	30,057	526,550	488,749

(a)  Income and social contribution taxes payable are stated net of payments based on estimates.

(b)  Noncurrent liabilities include R$475,541 as of September 30, 2013 (R$437,295 as of December 31, 2012) which refers to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving the deferral of ICMS payment. This agreement establishes that ICMS shall be paid on the 49th month subsequent to that for which ICMS is computed.  This amount is restated based on the Annual Restatement Factor (FCA) variation.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

16. LOANS, FINANCING AGREEMENTS, FINANCE LEASE AND DEBENTURES

16.1 – Loans, financing agreements and finance lease

Loans, financing agreements and finance lease are stated at fair value, where applicable.

As a result of the corporate restructuring process described in Note 1c, the Company became accountable for the loan, financing and finance lease agreements which belonged to the merged entities.

				Company		Consolidated
	Currency	Annual interest rate	Maturity	09.30.13	12.31.12 - Restated	09.30.13	12.31.12 - Restated
Financing – BNDES	URTJLP (a)	TJLP+ 0% to 9%	15/06/20	2,627,507	988,833	2,627,507	2,911,854
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	15/07/19	487,698	-	487,698	455,296
Financing – BNDES	R$	2.5% to 8.7%	15/01/21	163,318	1,957	163,318	173,793
Loan – Mediocrédito	US$	1.75%	02/02/14	3,369	9,310	3,369	9,310
Loan – Resolution No. 4131	US$	4.10%	25/10/13	361,951	326,263	361,951	326,263
Loans – BEI	US$	4.18% to 4.47%	02/03/15	847,612	-	847,612	795,601
Financing – BNB	R$	10.00%	30/10/16	250,630	-	250,630	338,610
BBVA commission		0.43%	28/02/15	260	-	260	241
Financing - Leasing	R$	14.70%	09/11/13	-	-	-	356
Finance lease	R$		31/08/33	174,229	12,430	174,229	33,259
Total				4,916,574	1,338,793	4,916,574	5,044,583

Current				1,328,194	756,371	1,328,194	1,270,122
Noncurrent				3,588,380	582,422	3,588,380	3,774,461

(a)    Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b)     Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c)     The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

•      In October 2007, a credit facility was approved for the Company to finance investment in products and services produced domestically. All of these funds have been withdrawn and investment thereof are proven and accepted by BNDES.

•      In August 2007, Vivo (which was merged into the Company on July 1, 2013) took out a R$1,530,459 financing facility from BNDES. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Credits were released in installments and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

•      On October 14, 2011, a R$3,031,110 credit facility was taken out from BNDES. These funds are used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, with its grace period ending July 15, 2014, when only interest will be paid, on a quarterly basis. After this period, interest will be paid and principal repaid within 60 consecutive monthly installments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation qualifies for the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparative was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in a balance amounting to R$16,720 as of September 30, 2013 (R$18,322 as of December 31, 2012).

Through September 30, 2013, the amount of R$2,059,916 (R$1,802,113 through December 31, 2012) had been released.

•      In January 2010, a R$319,927 financing facility to Vivo (which was merged into the Company on July 1, 2013) was approved by BNDES through its Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as investments made are evidenced. Through December 31, 2012, the amount of R$184,489 was released and the remaining R$135,438 balance was canceled.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation qualifies for the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparative was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$20,028 through September 30, 2013 (R$23,876 as of December 31, 2012).

•      With the merger process, Vivo became accountable for the financing agreements which belonged to former Vivo Part., whose balance amounted to R$24,130 as of September 30, 2013 (R$26,825 at December 31, 2012).

•      In November 2010 and in March 2011, BNDES approved credit facilities amounting to R$ 41,950 for CaTV and Sul Paraná (which were merged into TST on July 1, 2013). On December 28, 2012, a R$9,493 financing line was approved by BNDES, for 36 months, with six-month grace period for principal, fully released as investments made are proved. Through September 30, 2013, R$ 51,443 (R$ 41,950 at December, 2012) had been released. These transactions also fall into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (2.5% p.a. and 5.5% p.a. fixed), and the subvention granted by BNDES, adjusted to present value, resulted – as of September 30, 2013 – in the amount of R$2,152 (R$2,404 at December 31, 2012).

•      In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a R$5,417 financing facility for the Company. At September 30, 2013, this balance amounted to R$1,780 (R$1,946 at December 31, 2012). This transaction also falls into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a. fixed), and the BNDES grant, adjusted to present value, resulted – as of September 30, 2013 – in the amount of R$298 (R$331 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

•      On December 28, 2012, R$21,783 and R$331,698 financing facilities were approved for the Company and Vivo (which was merged into the Company on July 1, 2013), respectively, by BNDES, at the rate of 2.5% p.a., for 60 months, 24-month grace period for principal, which will be released as investments made are proved. Through September 30, 2013, R$2,095 had been released.

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso. A derivative was taken out to hedge the Company against currency risks related to this debt and, as it is an effective hedge, the hedge accounting methodology was adopted. Therefore, at September 30, 2013, the risk against which the Company was hedged by this instrument was recognized in the balance sheet at its fair value as of the balance sheet date.

European Investment Bank (BEI)

Vivo (which was merged into the Company on July 1, 2013) took out a €250 million (equivalent to U$365 million) financing from BEI. Funds were released in two installments, the first of which on December 19, 2007 and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing is secured with a swap agreement that converts currency risk into a percentage of CDI variation.

Banco do Nordeste (BNB)

•      On January 29, 2007, a credit facility amounting to R$ 247,240 was taken out with BNB. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

•      On October 30, 2008, a credit facility amounting to R$ 389,000 was taken out with BNB. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

Finance lease

Finance leases which transfer basically all the risks and rewards related to ownership of the leased item to Company and subsidiary are capitalized at the inception of the lease at fair value of the leased asset or, if lower, the present value of minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The difference between the nominal value of the installments and the amounts payable recorded is recognized as financial expenses based on the effective interest rate method over the term of the agreement.

The Company and its subsidiary have entered into finance lease agreements as the lessee, relating to: i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; ii) lease of IT equipment; and iii) lease of infrastructure and transmission means deriving from  construction projects in conjunction with other operators, based on optical network associated to the power transmission network, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. The residual value of referred to assets were kept unchanged through sale thereof and a liability corresponding to the present value of the minimum mandatory installments was recognized.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The consolidated balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Consolidated
	09.30.13	12.31.12
Present value of payables	537,016	51,025
Unrealized financial expenses	(362,787)	(17,766)
Present value of minimum payments payable	174,229	33,259

Current	11,646	14,799
Noncurrent	162,583	18,460

Consolidated aging list of finance lease is as follows:

	Consolidated
	Gross investment	Present value
Up to one year	30,967	11,646
From one to five years	162,410	51,800
More than 5 Years	343,639	110,783
Total	537,016	174,229

There are no unguaranteed residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the nine-month period ended September 30, 2013.

16.2 – Debentures

	Company/Consolidated
	Currency	Charges	Maturity	09.30.13	12.31.12
Debentures (4th issue) – 1st and 2nd series	R$	106.00% to 112.00% of CDI	15/10/14	762,822	744,678
Debentures (4th issue) – 3rd series	R$	IPCA+7.00%	15/10/14	102,543	96,249
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	05/07/21	75,269	72,137
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	10/09/17	2,010,146	2,044,674
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	25/04/18	1,348,236	-
Cost of issues	R$			(2,247)	(1,833)
Total				4,296,769	2,955,905

Current				734,351	702,215
Noncurrent				3,562,418	2,253,690

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Funds raised by Vivo Part. (which was merged into the Company on October 1, 2011) – 4th Issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue by the company of junior unsecured registered debentures not convertible into shares, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement between Vivo Part. and the leading coordinator of the offer after completion of the bookbuilding procedure.

Remuneration of the 1st series was 108.00% of CDI, of the 2nd series was 112.00% of CDI, and of the 3rd series was a coupon of 7.00% p.a. on face value restated based on Brazil's Extended Consumer Price Index (IPCA) variation. These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

The proceeds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Transaction costs in connection with this issue, amounting to R$ 143 as of September 30, 2013 (R$ 840 as of December 31, 2012), were allocated to a contra-liabilities account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The effective rate of this issue, considering transaction costs, is 112.13% of CDI.

Debenture holders, in meeting held on July 29, 2011 (first call), decided to approve transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

On July 24, 2012, Company Board of Directors approved the proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106% of CDI.

On October 15, 2012, the Company renegotiated the 1st series of the 4th debenture issuance under the conditions approved by the Board of Directors in a meeting held on July 24, 2012. Total value renegotiated was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasury for later cancellation.

On September 19, 2013, Company Board of Directors approved the proposal to reschedule the 2nd series of the 4th issue, to occur on October 15, 2013, amounting to R$640 million at 106.80% of CDI with new term established through October 15, 2015.

Reschedules of the 2nd and 3rd series are planned as follows: 2nd series for October 15, 2013 and 3rd series for October 15, 2014.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

At September 30, 2013, total balance was R$865,365 (R$840,927 at December 31, 2012).

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010) – 1st Issue

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas registered under No. 34, No. 35 and No. 38.

Also according to the program, 5,550 junior unsecured registered debentures not convertible into shares, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais.

At September 30, 2013, this balance was R$75,269 (R$72,137 at December 31, 2012).

Fund raised by the Company – 3rd Issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into shares of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered debentures not convertible into shares were issued in a single series, with unit value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, for public distribution with limited placement efforts.

Remuneration is 100.00% of CDI, plus spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures are not subject to rescheduling.

Funds obtained through this limited offering were allocated to: (i) direct investment in 4th generation (4G) wireless phone services, specifically to settle the authorization price obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and extension of other debts already incurred by the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Transaction costs in connection with this issue, amounting to R$ 833 as of September 30, 2013 (R$ 993 as of December 31, 2012), were allocated to a contra-liabilities account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue.

At September 30, 2013, total balance was R$2,010,146 (R$2,044,674 at December 31, 2012).

Fund raised by the Company – 4th Issue

On April 11, 2013, Company Board of Directors approved the fund raising proposal in the local market by issuing simple nonconvertible debentures in the amount of R 1,3 billion, as a way to ensure the Company liquidity for future commitments.

The net proceeds obtained with the issue will be fully used for future debt amortization, Capex of developed projects and in the strengthening of liquidity.

Total 130,000 debentures were issued (one hundred and thirty thousand), with par value of R$10,000.00 (ten thousand reais). The debentures have five-year (5) maturity as of the corresponding issue date, April 25, 2013, thereby maturing on April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% (one hundred percent) of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 (two hundred and fifty-two) working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% (sixty-eight hundredths percent) p.a., based on 252 (two hundred and fifty-two) working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro-rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated with this issue amounted R$ 1,271 at September 30, 2013.

16.3 – Payment schedule

At September 30, 2013, breakdown of noncurrent loans, financing agreements, finance lease and debentures by year of maturity is as follows:

Year	Company / Consolidated
2014	651,581
2015	1,280,976
2016	505,068
2017	2,459,729
2018 onwards	2,253,444
Total	7,150,798

16.4 – Covenants

The Company and Vivo have loans and financing taken out from BNDES, the balance of which as of September 30, 2013 was R$ 3,110,665 (R$ 3,360,866 as of December 31, 2012). In accordance with the agreements, there are financial and economic indexes that should be considered on a semiannual an annual basis.  At this same date, all economic and financial indexes for the agreements in effect were met.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

4th issue debentures, net of issue costs, as of September 30, 2013 amounted to R$ 865,222 (R$ 840,087 as of December 31, 2012) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

Telemig’s (company merged into Vivo Part. as of June 1, 2010) agreement with the State Department of Economic Development referring to debentures – amounting to R$ 75,269 as of September 30, 2013 (R$ 72,137 at December 31, 2012) – includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial indexes. On the same date, all these covenants were met.

16.5 - Guarantees

At September 30, 2013, guarantees were given for part of loans and financing of the Company, as under:

Banks	Loans/financing balance	Guarantees
Brazilian Development Bank (BNDES)	R$1,941,135 (URTJLP) R$487,698 (UMBND) R$163,318 (PSI)

•       Agreement (2007). R$ 282,245: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI) R$163,318: disposal of financed asset items.

•       Agreement (2011). R$2,146,588: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

European Investment Bank (BEI)	R$847,612	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. (BNB)	R$250,630

•       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

17. DIVIDEND AND INTEREST ON EQUITY (IOE)

Dividends and interest on equity receivable and payable are as follows:

a)  Breakdown of receivables

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Vivo	-	390,747	-	-
Aliança	1,140	1,140	1,140	1,140
ATelecom	-	2,218	-	-
Total	1,140	394,105	1,140	1,140

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

b)  Changes in receivables

	Company	Consolidated
Balance at December 31, 2012 - Restated	394,105	1,140
2012 supplementary dividends	1,841,833	-
2013 interim IOE (net of IRRF)	184,450	-
Dividend and IOE received	(1,320,449)	-
Merger/split as of July 1, 2013	(1,098,799)	-
Balance at September 30, 2013	1,140	1,140

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity group.

c)  Breakdown of payables

	Company/Consolidated
	09.30.13	12.31.12
Telefónica Internacional	559,483	-
SP Telecomunicações Participações	351,172	-
Telefónica	462,655	-
Compañia de Telecomunicaciones de Chile	1,109	-
Non-controlling interest	972,629	467,831
Total	2,347,048	467,831

d) Changes in payables
		Company/ Consolidated
Balance at December 31, 2012		467,831
2012 supplementary dividends		3,148,769
interim IOE (net of IRRF)		374,000
Unclaimed dividend and IOE		(59,045)
Dividend and IOE paid		(1,584,507)
Balance at September 30, 2013		2,347,048

Interest on equity and dividends not yet claimed by shareholders expire in three years as from the date payment commences.  Should dividends and interest on equity expire, these amounts are recorded against equity and then distributed.

For the cash flow statement, interest on equity and dividends paid to shareholders are allocated to the Investing Activity group.

18.  PROVISIONS AND CONTINGENCIES

As a result of the corporate restructuring process described in Note 1c, the Company became accountable for the liabilities referring to provisions and contingencies which belonged to the merged entities.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

a)  Breakdown of provisions:

	Company		Consolidated
	09.30.13	12.31.12 - Restated	09.30.13	12.31.12 - Restated
Provision for lawsuits and administrative proceedings
Labor	898,678	598,733	898,678	717,247
Tax	2,131,391	1,336,071	2,145,965	1,952,050
Civil and regulatory	927,927	568,225	927,927	795,294
Subtotal	3,957,996	2,503,029	3,972,570	3,464,591

Contingent liability (a)	273,944	264,520	273,944	264,520
Provision for demobilization (b)	233,584	24,935	237,632	221,316
Total	4,465,524	2,792,484	4,484,146	3,950,427

Current	541,835	334,852	541,835	496,790
Noncurrent	3,923,689	2,457,632	3,942,311	3,453,637

(a)  Refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated upon acquisition of the controlling interest of Vivo Part. in 2011.

(b)  This refers to costs to be incurred to return the sites (locations for installation of base radio, equipment and real state) to respective owners in the same state as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiary are party to labor, tax and civil claims filed in different courts. Based on the opinion of its legal advisors, management of Company and subsidiary set up a provision for claims whose likelihood of an unfavorable outcome was rated as possible.

b)  Changes in provisions:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA)	Provision for demobilization	Total
Balance at December 31, 2012 - Restated	598,733	1,336,071	568,225	264,520	24,935	2,792,484
Inflows	275,851	29,528	142,264	-	2,929	450,572
Write-offs due to payment	(50,976)	(7,418)	(39,832)	-	-	(98,226)
Write-offs due to reversal	(76,491)	(159)	(48,605)	(2,312)	(2,074)	(129,641)
Monetary restatement	23,688	68,416	54,756	11,736	-	158,596
Merger/split as of July 1, 2013	127,873	704,953	251,119	-	207,794	1,291,739
Balances at September 30, 2013	898,678	2,131,391	927,927	273,944	233,584	4,465,524

Current	88,374	1,116	452,345	-	-	541,835
Noncurrent	810,304	2,130,275	475,582	273,944	233,584	3,923,689

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA)	Provision for demobilization	Total
Balance at December 31, 2012 - Restated	717,247	1,952,050	795,294	264,520	221,316	3,950,427
Inflows	299,582	148,272	215,805	-	18,848	682,507
Write-offs due to payment	(60,160)	(27,491)	(68,603)	-	-	(156,254)
Write-offs due to reversal	(81,944)	(19,549)	(72,975)	(2,312)	(2,664)	(179,444)
Monetary restatement	23,953	92,683	58,406	11,736	132	186,910
Balances at September 30, 2013	898,678	2,145,965	927,927	273,944	237,632	4,484,146

Current	88,374	1,116	452,345	-	-	541,835
Noncurrent	810,304	2,144,849	475,582	273,944	237,632	3,942,311

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

18.1 Labor contingencies and provisions

	Amount involved
	Company		Consolidated
Nature/Risk	09.30.13	12.31.12	09.30.13	12.31.12
Probable	898,678	598,733	898,678	717,247
Possible	295,566	61,756	295,566	274,156

Provisions and labor contingencies refer to labor claims filed by former employees and employees at outsourced companies (the later alleging joint or vicarious liability) claiming for overtime, equal pay for like work, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services, among others.

The Company also figures as a defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo.  Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim a possible risk.  No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is party to civil class actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsourced companies to carry out the Company’s main activities.  No amounts were assigned to the possible likelihood of an unfavorable outcome related to these civil class actions in the table above, since in these procedural phases, in the event of loss, the monetary loss for the Company cannot be estimated.

18.2 Tax contingencies and provisions

	Amount involved
	Company		Consolidated
Nature/Risk	09.30.13	12.31.12	09.30.13	12.31.12 - Restated
Probable	2,131,391	1,336,071	2,145,965	1,952,050
Possible	15,119,454	6,955,316	15,284,325	13,738,155

Tax provisions

Federal taxes

At September 30, 2013, the Company was party to lawsuits and administrative proceedings related to (i) Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (ii) letters of protest resulting from the nonapproval of compensation and refund requests, formulated by the Company; (iii) social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: noninclusion of interconnection expenses and industrial application of dedicated line (EILD) in the FUST tax base and Mobile operations: noninclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on Equity; (ix) Public Price for Numbering Resources Management (PPNUM) by ANATEL introduced by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the nonapproval offset and refund requests filed by Company and subsidiary; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) lack of withholding social contribution levied on services rendered, compensation, salaries and other salary bases; (xiii) COFINS – Requirement resulting from noninclusion of financial income into the tax base; (xiv) increase in PIS and COFINS tax bases, and increase in COFINS rates, required by Law No. 9718/98, and (xv) Tax on Net Income (ILL).  At September 30, 2013, total provisions amounted to R$2,037,477 (R$1,323,434 at December 31, 2012) for the Company and R$2,052,051 (R$1,860,803 at December 31, 2012) for the consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

State taxes

At September 30, 2013, the Company and its subsidiary had administrative and judicial proceedings in progress referring to (i) ICMS credits on electric power and other ICMS credits without documentation; (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription, and (v) environmental administrative fine. At September 30, 2013, total provisions amounted to R$79,915 (R$36 at December 31, 2012) for Company and consolidated (R$67,426 at December 31, 2012 in the consolidated).

Municipal taxes

At September 30, 2013, the Company and its subsidiary were party to various tax legal claims at municipal level, whose likelihood of loss, based on the opinion of their legal advisors, is rated as probable. At September 30, 2013, total provisions amounted to R$13,999 (R$12,601 at December 31, 2012) for Company and consolidated (R$23,821 at December 31, 2012 in the consolidated).

Referred to claims comprise:  (i) Municipal real property tax (IPTU); (ii) ISS levied on chattel lease services and secondary and complementary activities, (iii) Surveillance, Control and Inspection Fee (TVCF).

Tax contingencies

Federal taxes

At September 30, 2013, the Company and its subsidiary were party to various administrative and judicial proceedings in the federal sphere, which are pending judgment at various court levels. At September 30, 2013, total amounts were R$3,178,862 (R$1,430,670 at December 31, 2012) for the Company and R$3,188,342 (R$3,146,736 at December 31, 2012) for the consolidated.

Major proceedings refer to: (i) protest letters due to nonratification of offsetting requests made by the Company; (ii) fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v) PIS levied on roaming; (vi) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (ix) deductions of COFINS from loss from swap transactions; (x) PIS / COFINS accrual basis versus cash basis; (xi) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (xii) IRPJ on derivative operations; (xiii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and Vivo’s corporate restructuring, entity which was merged into the Company on July 1, 2013); and (xiv) Contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

State taxes

At September 30, 2013, the Company and its subsidiary were party to various administrative and judicial proceedings related to ICMS, in the state sphere, which are pending judgment at various court levels. At September 30, 2013, total amounts were R$6,895,242 (R$4,014,790 at December 31, 2012) for the Company and R$6,974,781 (R$5,870,365 at December 31, 2012) for the consolidated.

Major proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly taken as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax replacement with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or charged in error (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) Detraf fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption from public bodies; (xxii) issue of invoices with negative ICMS, and (xxiii) rewriting of tax  book with no previous approval by tax authorities.

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Municipal taxes

At September 30, 2013, the Company and its subsidiary were party to various administrative and judicial proceedings in the municipal sphere, which are pending judgment at various court levels. At September 30, 2013, total amounts were R$557,642 (R$383,397 at December 31, 2012) for the Company and R$558,919 (R$544,323 at December 31, 2012) for the consolidated.

Major proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) land use fee; (v) sundry municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefonica Internacional (TISA), and (x) ISS tax levied on caller ID services and on cell phone activation.

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunctions filed separately by landline and wireless carriers for acknowledgement of their right to:  Landline phone carriers:  not include interconnection and EILD expenses in the FUST base and Wireless carriers: noninclusion of interconnection expenses (ITX) in the FUST tax base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of article 6 of Law No. 9.998/00, which are awaiting for the Board of Tax Appeals Decision.

A number of delinquency notices referring to debit entry issued by ANATEL in the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At September 30, 2013, total amounts were R$2,092,454 (R$883,771 at December 31, 2012) for the Company and R$2,149,108 (R$1,970,800 at December 31, 2012) for the consolidated.

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

Telecommunications Technology Development Fund (FUNTTEL)

At September 30, 2013, the Company and its subsidiary were party to several administrative and judicial proceedings, which are pending judgment at the lower administrative court and the court of appeals. At September 30, 2013, total amounts were R$617,769 (R$195,126 at December 31, 2012) for the Company and R$635,690 (R$614,314 at December 31, 2012) for the consolidated.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company and its subsidiary understand that such collection is unjustified, and separately challenged the aforesaid fee in court. At September 30, 2013, total amounts were R$1,775,274 (R$47,562 at December 31, 2012) for the Company, with deposit in full, and R$1,775,274 (R$1,589,479 at December 31, 2012) for the consolidated, without the respective deposit in full.

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

Public Price for Numbering Resources Management (PPNUM)

The Company, along with the other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for the use by such carriers. When charged by ANATEL, Vivo (which was merged into the Company on July 1, 2013) made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals. At September 30, 2013, total amount was R$2,211 (R$2,138 at December 31, 2012).

Management and Company legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

18.3 Civil and regulatory contingencies and provisions

	Amount involved
	Company		Consolidated
Nature/Risk	09.30.13	12.31.12	09.30.13	12.31.12
Probable	927,927	568,225	927,927	795,294
Possible	3,283,837	2,012,725	3,283,837	2,656,850

Civil

•           The Company is party to several claims related to rights to receive additional shares calculated vis-à-vis network expansion plans after 1996 (share supplement processes). Such claims are at several stages:  Lower Court, Court of Justice and Higher Court of Justice. Considering the likelihood of an unfavorable outcome as probable as of September 30, 2013, the Company set up a provision amounting to R$35,590 (R$31,260 at December 31, 2012).

•           The Company and its subsidiary are party to civil proceedings, in the administrative and legal spheres, the object of which is the provision of services.  These proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the Company and its subsidiary figure as defendants or plaintiffs in other proceedings having object matters other than those arising in the normal course of business. At September 30, 2013, total provisions amounted to R$447,385 (R$193,216 at December 31, 2012) for the Company and R$447,385 (R$377,649 at December 31, 2012) for the consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

•           The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At September 30, 2013, total provisions amounted to R$86,932 (R$78,711 at December 31, 2012).

Regulatory

At September 30, 2013, the Company and its subsidiary figured as party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. The likelihood of an unfavorable outcome for these proceedings was rated as probable. Therefore, at September 30, 2013, total provisions amounted to R$358,020 (R$265,038  at December 31, 2012) for the Company and R$358,020 (R$307,674 at December 31, 2012) for the consolidated.

Civil contingencies

•      Plano Comunitário de Telefonia (PCT): Refers to a Public Interest Suit to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the city of Mogi das Cruzes. The total amount is approximately R$268,957 (R$236,236 as of December 31, 2012). The likelihood of loss in this proceeding was deemed as possible by legal counsel. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed that claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently waiting for a decision.

•      Class actions filed by SISTEL Members Association in the State of São Paulo (ASTEL), whereby SISTEL members in São Paulo State challenge changes made in the health care plan for retired employees (PAMA), and claim that former conditions are restored.  The claim is still in the finding of facts stage, and no decision was issued in any court level. The likelihood of loss in this proceeding was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

•      Class actions filed by ASTEL in São Paulo State and FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL, the Company and other carriers, seeking annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off.  The likelihood of loss in this proceeding was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

•      The Public Prosecutor’s Office of the State of São Paulo filed a class action claiming pain and suffering, and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid be R$ 1 billion.  The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). The number of consumers who will individually file suits or the amounts claimed thereby may not be estimated. The parties filed an appeal on the merits of the case.  The judgment effects are in abeyance.  No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company and its subsidiary are party to civil claims, at various levels, related to service rendering, which have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$1,360,521 (R$643,432 as of December 31, 2012) for the Company and R$1,360,521 (R$1,236,312   as of December 31, 2012) for the consolidated, whose likelihood of an unfavorable outcome has been assessed as possible by their legal advisors.

•      The Company and its subsidiary have received notices regarding noncompliance with “SAC Decree”. The Company and its subsidiary are currently party to several administrative and legal proceedings, whose likelihood of an unfavorable outcome has been rated as possible by their legal advisors, amounting to R$16,245 as of September 30, 2013 (R$7,550 as of December 31, 2012) for the Company and R$16,245 (R$19,314 as of December 31, 2012) consolidated.

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, filed a lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that Vivo (merged into the Company on July 1, 2013) should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to referred to decision, Vivo (merged into the Company on July 1, 2013) must pay indemnification for royalties to be calculated in settlement.  Motions for Clarification were filed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. An interlocutory appeal was filed in view of this decision, which suspended the interim relief, and rendered the unfavorable decision ineffective until a final decision is awarded to such appeal. An appeal was filed in view of the decision pending judgment. The likelihood of an unfavorable outcome has been assessed as possible by legal advisors. There is no way to determine the extent of potential liabilities with respect to this claim.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

•      Validity of prepaid plan: Vivo (merged into the Company on July 1, 2013) and other wireless carriers figure as defendants in various lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs claim that prepaid minutes should not expire after a specific period. Conflicting decisions on the matter were handed down by courts. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed as possible by legal advisers, except for collective actions against Telemig, for which the likelihood of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Regulatory contingencies

•      The Company and its subsidiary are party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at administrative level. The likelihood of an unfavorable outcome was rated as possible for the Company and for the consolidated in the amount of R$1,638,114 (R$989,427 referring to assessment of administrative proceedings, R$179,129 for administrative proceedings in court, and R$469,558 for other legal claims) as of September 30, 2013, and R$1,164,988 (R$1,125,507 for the Company, of which R$903,926 refers to administrative proceedings, R$177,736 for administrative proceedings in court, and R$43,845 for other legal claims) as of December 31, 2012.

•      Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo (merged into the Company on July 1, 2013) filed administrative proceedings challenging these charges, based on ANATEL’s position.

Legal advisors are of the understanding that the likelihood of loss in these proceedings is possible.

•      Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A. (Oi) and Vivo (merged into the Company on July 1, 2013), for supposed trust and price squeeze practices, with the objective of increasing VUM tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 combined with items V, article 21 and (ii) items I, III and IV, article 20 combined with items I and V, all of Law No. 8.884/94, to wit trust and price squeeze.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

On March 25, 2010, SDE issued a technical note whereby it: (i) dismissed the charge of trust against all the defendants, recommending the shelving of such charge; (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VUM and for lack of evidence of recurrent practices of prices below VUM; (iii) recommended condemning Vivo (merged into the Company on July 1, 2013), TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8884/94, for the increase in costs of competitors (price squeeze). On November 7, 2012, the Federal Public Prosecutor’s Office issued an opinion under the same terms of SDE Note and, on March 12, 2013, the Attorney General of the Brazilian Antitrust Enforcement Agency (CADE) decided for the shelving of all charges.

On September 11, 2013, CADE, by unanimous vote, rendered inexistent the trust and price squeeze practices and shelved this proceeding.

18.4 Guarantees

At September 30, 2013, the Company and its subsidiary granted guarantees for claims of a tax, civil and labor nature, as follows:

	Company			Consolidated
	Buildings and equipment	Judicial deposits and garnishments	Surety letters	Buildings and equipment	Judicial deposits and garnishments	Surety letters
Civil, labor and tax	185,290	4,348,946	2,169,460	185,290	4,372,820	2,205,519
Total	185,290	4,348,946	2,169,460	185,290	4,372,820	2,205,519

At September 30, 2013, in addition to the guarantees presented above, the Company and its subsidiary had garnishments (except for loan-related investments) amounting to R$56,802 (R$49,728 at December 31, 2012).

19. DEFERRED REVENUES

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12
Activation revenue (a)	114,033	89,367	117,086	89,367
Services and goods (b)	668,548	-	668,548	596,907
Disposal of PP&E (c)	123,623	-	123,623	171,174
Government grants (d)	39,198	331	39,198	44,933
Customer loyalty program (e)	90,682	-	90,682	82,848
Donation of equipment (f)	12,243	-	12,243	16,235
Other revenues	10,275	19,067	10,276	36,471
Total	1,058,602	108,765	1,061,656	1,037,935

Current	792,674	69,743	794,065	734,573
Noncurrent	265,928	39,022	267,591	303,362

a)      Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plant.

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops owned by Vivo (company merged by the Company as of July 1, 2013), to be transferred to income upon compliance with conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)      Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

20. OTHER LIABILITIES

	Company		Consolidated
	09.30.13	12.31.12 - Restated	09.30.13	12.31.12 - Restated
Third-party withholdings	141,681	56,929	144,010	139,120
Amounts to be refunded to subscribers	17,402	38,742	19,256	45,627
Related-party payables	228,610	110,741	148,429	57,348
Payable for license renewal	138,682	83,991	138,682	194,441
Personnel, social charges and benefits	19,359	13,179	19,359	13,224
Other payables	52,768	30,570	56,464	38,674
Total	598,502	334,152	526,200	488,434

Current	448,765	298,476	380,497	364,618
Noncurrent	149,737	35,676	145,703	123,816

21. EQUITY

a. Capital

Paid-in capital as of September 30, 2013 and December 31, 2012 amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Grand total
Shareholders	Number of shares	%	Number of shares	%	Number of shares	%

Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%
Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%

Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%

Outstanding shares	381,335,671		741,933,573		1,123,269,244

Equity value per outstanding share in R$:
At September 30, 2013					38.84
At December 31, 2012					39.78

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.  However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76.

b. Bonus paid on acquisition of interest from non-controlling shareholders

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders, including expenses inherent to these transactions, were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR totaled R$40,519. The balance of this account as of September 30, 2013 and December 31, 2012 was R$70,448.

c. Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized annually in favor of the controlling shareholder to the extent tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at September 30, 2013 and December 31, 2012 was R$63,074.

Other capital reserves

This reserve arises from merger of holdings TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part., which was recorded in Company after merger of Vivo Part. This reserve, amounting to R$47,723, may be used as future capital contribution by the Company. The balance of this account as of September 30, 2013 and December 31, 2012 was R$2,735,930.

Treasury stock

These represent the Company’s treasury stock arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. shares (in 2011), and iii) repurchase of common and preferred shares. As of September 30, 2013 and December 31, 2012, balance in this account amounted to R$112,107.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

On November 5, 2012, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of October 31, 2012, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 3, 2013, the acquisitions being carried out on BM&FBOVESPA at market prices and is responsibility of management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, which may not exceed 2,894,534 common shares and 24,257,777 preferred shares.

d. Income reserve

Legal reserve

This legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at September 30, 2013 and December 31, 2012 was R$1,100,000.

Tax incentive reserve

This reserve refers to the a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in areas subject to Supervisory Board of Amazon Region Development (SUDAM) incentives where the Company operates in the states of Pará, Amazonas, Roraima, Amapá, Maranhão, Mato Grosso, Rondônia and Acre.

Pursuant to article 195-A of Law No. 6404/76, the portion of profit subject to the incentive was also excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at September 30, 2013 was R$1,699.

e. Dividend and interest on equity – interim and proposed

On January 10, 2013, the Company's Board of Directors approved the allocation of interim dividend amounting to R$1,650,000, based on income existing on the quarterly balance as of September 30, 2012, to common and preferred shareholders enrolled with the Company through the end of January 21, 2013. Payment of this interim dividend started on February 18, 2013.

On April 16, 2013, the Annual Shareholders’ Meeting approved the allocation of additional dividend proposed referring to remaining balance of P&L for 2012, amounting to R$1,498,769, plus provided for in the proposal for allocation of income to common and preferred shareholders recorded by the Company up to April 16, 2013. Value per share (VPA) of this dividend is R$1.251620356588 and R$1.376782392246 for common and preferred shares, respectively. Dividend will be paid through December 21, 2013, on a date to be defined by the Company’s Executive Board and timely communicated to the market.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

On August 19 and September 19, 2013, the Company’s Board of Directors approved gross interim IOE allocation amounting to R$440,000 (R$374,000 net of income tax withheld at source), per allocation, to common and preferred shareholders enrolled with the Company at the end of August 30 and September 30, respectively. Value per share (VPA) net of this IOE is R$0.156163540971 and R$0.171779895069 for common and preferred shares, respectively. IOE will be paid on a date to be defined by the Company’s Executive Board and timely communicated to the market.

22. NET OPERATING REVENUE

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Telephony service	12,133,493	8,970,289	19,706,466	19,762,532
Network use	1,580,852	715,078	2,892,665	3,319,069
Data and SVA	6,402,514	3,879,953	11,945,587	10,537,699
Pay TV services	141,842	-	493,226	611,752
Other services (a)	649,686	565,559	997,067	919,924
Sale of goods and devices	729,926	-	2,572,695	1,864,505
Gross operating revenue	21,638,313	14,130,879	38,607,706	37,015,481

Taxes	(4,972,423)	(3,234,524)	(9,378,554)	(8,986,831)
Discounts and returns	(2,103,102)	(1,262,196)	(3,563,957)	(3,016,396)
Deductions from gross operating revenue	(7,075,525)	(4,496,720)	(12,942,511)	(12,003,227)

Net operating revenue	14,562,788	9,634,159	25,665,195	25,012,254

(a) Vivo’s (entity merged with the Company as of July 1, 2013) contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), which were not disclosed as costs and revenues for the nine-month periods ended September 30, 2013 and 2012, were R$51,151 and R$32,663, respectively (Note 23).

There is no customer who contributed with more than 10% of gross operating income for the nine-month periods ended September 30, 2013 and 2012.

All amounts in net income are included in income and social contribution tax bases.

23. COST OF SALES

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Depreciation and amortization	(2,131,525)	(1,570,132)	(3,211,107)	(3,044,666)
Personnel	(250,291)	(201,125)	(373,950)	(358,841)
Interconnection and network use	(2,660,251)	(2,466,151)	(2,853,050)	(3,037,510)
Third-party services	(1,663,027)	(1,215,702)	(2,771,443)	(2,453,895)
Rent, insurance, condominium fees and connection means (a)	(557,851)	(35,218)	(1,039,791)	(665,888)
Taxes, charges and contributions	(444,355)	(126,579)	(1,188,060)	(1,278,297)
Payable for license renewal	(75,345)	(72,656)	(112,153)	(122,054)
Other	(36,644)	(34,378)	(63,346)	(67,625)
Total cost of services rendered	(7,819,289)	(5,721,941)	(11,612,900)	(11,028,776)
Cost of sales	(468,184)	-	(1,590,711)	(1,255,517)
Total	(8,287,473)	(5,721,941)	(13,203,611)	(12,284,293)

(a) Vivo’s (entity merged with the Company as of July 1, 2013) contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), which were not disclosed as costs and revenues for the nine-month periods ended September 30, 2013 and 2012, were R$51,151 and R$32,663, respectively (Note 22).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

24. SELLING EXPENSES

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Depreciation and amortization	(444,452)	(356,641)	(630,482)	(697,847)
Personnel	(547,795)	(343,147)	(1,004,164)	(1,003,319)
Third-party services	(2,301,076)	(1,266,117)	(3,893,191)	(3,287,608)
Provision for impairment (Note 4)	(313,128)	(211,155)	(569,342)	(507,740)
Rent/insurance/condominium fees	(63,430)	(7,622)	(121,589)	(87,439)
Publicity and advertising	(272,912)	(133,435)	(592,394)	(653,641)
Donations and sponsorships	(12,247)	-	(105,214)	(199,189)
Other	(36,774)	(26,696)	(122,865)	(91,535)
Total	(3,991,814)	(2,344,813)	(7,039,241)	(6,528,318)

25. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Depreciation and amortization	(133,601)	(43,718)	(372,553)	(312,247)
Personnel	(283,919)	(204,475)	(501,438)	(477,229)
Third-party services	(315,140)	(256,547)	(618,573)	(617,459)
Rent/insurance/condominium fees and other expenses	(105,521)	(24,978)	(187,629)	(189,500)
Total	(838,181)	(529,718)	(1,680,193)	(1,596,435)

26. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Fines and expenses recovered	148,628	129,733	251,236	289,822
Provisions for labor, tax and civil contingencies, net	(466,611)	(318,676)	(560,777)	(465,658)
Net income on disposal/loss of assets (a)	51,111	29,370	118,584	447,628
Other revenues (expenses)	(33,296)	(14,475)	(60,962)	(80,629)
Total	(300,168)	(174,048)	(251,919)	191,163

Other operating income	237,183	227,262	430,817	925,684
Other operating expenses	(537,351)	(401,310)	(682,736)	(734,521)
Total	(300,168)	(174,048)	(251,919)	191,163

(a)  In the first nine-month periods 2013 and 2012, Vivo (entity merges into the Company as of July 1, 2013) sold 93 and 1,424 non-strategic transmission towers for R$33,816 and R$431,978 (net of residual values), respectively. After the assets were sold, Vivo (entity merged into the Company as of July 1, 2013) leased back part of the towers disposed of to continue the data transmission required for its mobile telephone services.

This transaction was considered a sale and leaseback transaction, as under IAS 17. Leaseback of each asset sold was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set forth in IAS 17.

The risks and benefits of such towers were transferred to buyers, except for towers whose transfer of risks and benefits rely on physical inspections and the corresponding technical acceptance of buyer in 2012 operations. For such items, the sale amount was recognized as deferred income, net of residual values (Note 19).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

27. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Financial income
Income from investments	299,990	53,696	431,966	183,113
Gains on derivative transactions	227,645	76,945	378,459	173,810
Interest receivable	72,425	115,670	157,555	146,845
Monetary and exchange gains	203,915	134,110	269,146	257,083
Other financial income	52,747	18,216	112,555	71,139
	856,722	398,637	1,349,681	831,990

Financial expenses
Interest payable	(430,178)	(254,948)	(589,351)	(457,781)
Losses on derivative transactions	(212,134)	(51,882)	(292,442)	(75,941)
Monetary and exchange losses	(287,361)	(127,718)	(452,330)	(311,206)
PIS/COFINS on IOE received	(20,073)	-	(20,073)	-
Other financial expenses	(80,783)	(39,751)	(126,503)	(152,989)
	(1,030,529)	(474,299)	(1,480,699)	(997,917)

Financial income and expenses, net	(173,807)	(75,662)	(131,018)	(165,927)

28. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balance for suspension or reduction. Taxes calculated on profit until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense and statutory tax rates

Reconciliation of the reported tax charges with the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) at September 30, 2013 and 2012 is shown in the table below.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Income before taxes	2,802,688	3,224,011	3,354,423	4,628,160

Income and social contribution tax expenses – at rate of 34%	(952,914)	(1,096,164)	(1,140,504)	(1,573,574)
Permanent and temporary differences
Equity pickup, net of effects of IOE received	548,877	828,252	(1,629)	(97)
Unclaimed dividend	(3,490)	(21,196)	(3,490)	(21,196)
Temporary differences of subsidiaries		-		(57,183)
Non-deductible expenses, gifts, incentives and IOE received	(26,329)	(1,550)	(93,735)	(48,076)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences relating to prior years	-	-	238,262	-
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	-	(24,949)	-
Comprehensive income	1,971	-	2,173	(2,601)
Reversal of IOE allocated	149,600	-	149,600	-
Other (additions) exclusions	(35,774)	45,970	4,478	52,498
Tax expense	(318,059)	(244,688)	(869,794)	(1,650,229)

Effective rate	11%	8%	26%	36%
Current IRPJ and CSLL	(2,505)	-	(549,132)	(1,114,642)
Deferred IRPJ and CSLL	(315,554)	(244,688)	(320,662)	(535,587)

Breakdown of gains and losses of deferred income and social contribution taxes on temporary differences is shown in Note 6.2.

29. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributable to Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent in the potential issue of shares.

The table below shows the calculation of earnings per share for the nine-month periods ended September 30, 2013 and 2012:

	2013	2012
Net income for the year attributed to shareholders:	2,484,629	2,979,323
Common	791,238	948,558
Preferred	1,693,391	2,030,765

Number of shares:	1,123,269	1,123,529
Weighted average of outstanding common shares for the period	381,336	381,339
Weighted average of outstanding preferred shares for the period	741,933	742,190

Basic and diluted earnings per share:
Common shares	2.07	2.49
Preferred shares	2.28	2.74

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

30. RELATED-PARTY BALANCES AND TRANSACTIONS

30.a) Terms and conditions of related-party transactions

a)  Landline and mobile telephone services: landline and mobile telephone services provided by companies of Telefonica Group;

b) Lease of buildings and disposal of call center assets: lease of buildings owned by the Company where the call center structure is installed and disposal of fixed assets used in call center activities to Atento Brasil, Telefonica Serviços Empresariais do Brasil and Telefonica Transportes e Logística;

c) Support service by the customer support service, collection, back office and sales people: provided by Atento Brasil;

d) Expenses Charged: these are charged to the Company by Media Networks Latin and Telefónica Del Peru;

e) Digital TV services: provided by Media Networks Latin;

f) Lease and maintenance of safety equipment: provided by Telefonica Engenharia e Segurança do Brasil;

g) Corporate services: these are passed through at the cost effectively incurred on those services;

h) Systems development and maintenance services: provided by Telefonica Global Technology;

i)    International transmission infrastructure for a number of data circuit and connection services: provided by Telefónica International Wholesale Brasil, Telefónica International Wholesale Services Spain and Telefónica USA;

j) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

k) Logistics and courier services: provided by Telefonica Transportes e Logística;

l) Voice portal content provider services: provided by Terra Networks Brasil;

m) Data communications and integrated solution services: provided to Telefónica International Wholesale Services Spain and Telefónica USA;

n) Long-distance calls and international roaming services: provided by companies of Telefonica Group;

o) Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefonica Group;

p) Assignment of rights to use the brand paid to Telefónica;

q) Stock option plan: to employees of Telefónica; and

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

r) Reimbursement of expenses for the digital business to Telefónica Internacional.

A summary of significant related-party transactions and balances is as follows:

		Balance sheet - assets
		09.30.13			12.31.12
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Controlling	Type of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	o)	23	45	1,403	1	19	545
Telefónica Internacional	o)	-	-	17,924	-	149	17,393
Telefónica	o) / q)	-	60	179	-	54	137
		23	105	19,506	1	222	18,075
Other group companies
Telefónica USA	m)	1,728	-	-	1,925	-	-
Telefónica Chile	n)	-	4,482	-	5,160	-	106
Telefónica de España	n)	1,102	-	-	2,476	-	-
Telefónica Peru	d) / n)	1,502	1,564	-	1,764	3,216	236
Telefônica Engenharia de Segurança do Brasil	a) / g) / o)	1,041	1,880	409	556	1,915	293
Telefónica International Wholesale Services Brasil	a) / g) / o)	8,510	134	204	641	218	22
Telefónica International Wholesale Services Espanha	m)	36,809	-	-	7,072	-	-
Telefónica Moviles España	n)	5,056	-	-	3,239	-	-
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / o)	2,873	15,212	1,604	1,770	15,605	1,009
Telefônica Transportes e Logistica	a) / b) / g) / o)	592	110	54	206	102	7
Terra Networks Brasil	a) / g) / o)	2,972	5,682	251	3,286	6,054	13
Other	a) / g) / n)	23,802	4,986	469	12,926	10,701	357
		85,987	34,050	2,991	41,021	37,811	2,043
Total		86,010	34,155	22,497	41,022	38,033	20,118

		Balance sheet – liabilities
		09.30.13			12.31.12
		Current liabilities		Noncurrent iabilities	Current liabilities		Noncurrent liabilities
Controlling	Type of transaction	Trade accounts payable	Other liabilities	Other liabilities	Trade accounts payable	Other liabilities	Other liabilities
Companies
SP Telecomunicações Participações	g) / o)	41,022	-	4,886	2,685	4,028	4,689
Telefónica Internacional	o) / r)	82,327	-	-	601	1,086	-
Telefónica	p)	3,815	136,872	1,018	3,168	35,162	-
		127,164	136,872	5,904	6,454	40,276	4,689
Other group companies
Telefónica USA	i)	3,375	20	123	1,051	6,680	106
Telefónica Chile	n)	-	-	-	1,577	-	-
Telefónica de España	n)	1,135	-	-	2,158	-	-
Telefónica Peru	n)	-	-	-	49	-	-
Telefônica Engenharia de Segurança do Brasil	f)	2,926	-	8	3,828	-	8
Telefónica International Wholesale Services Brasil	i)	62,408	-	133	68,552	-	305
Telefónica International Wholesale Services Espanha	i) / n)	12,436	4,827	-	869	2,342	-
Telefónica Moviles España	n)	5,077	-	-	4,196	-	-
Telefônica Serviços Empresariais do Brasil	j) / o)	19,061	-	(650)	17,783	36	1,521
Telefônica Transportes e Logistica	k)	31,422	-	270	32,648	272	165
Terra Networks Brasil	l)	929	20	266	1,366	19	291
Other	e) / h) / n)	31,925	-	636	15,096	522	116
		170,694	4,867	786	149,173	9,871	2,512
Total		297,858	141,739	6,690	155,627	50,147	7,201

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

		Income statement – revenues (costs and expenses)
		2013		2012
Controlling	Type of transaction	Revenues	Costs and expenses	Revenues	Costs and expenses
Companies
SP Telecomunicações Participações	g) / o)	-	(34,238)	-	(4,631)
Telefónica Internacional	o) / r)	1,017	(85,097)	6	42,663
Telefónica	o) / p)	2,062	(225,861)	3,509	(107,793)
		3,079	(345,196)	3,515	(69,761)
Other group companies
Atento Brasil	a) / b) / c)	-	-	41,661	(825,263)
Telefónica USA	i) / m)	5,234	-	2,465	(866)
Telefónica Chile	n)	855	-	-	(801)
Telefónica de España	n)	890	(1,372)	3,421	(2,634)
Telefónica Del Peru	d) / n)	81	(84)	2,705	-
Telefônica Engenharia de Segurança do Brasil	a) / f) / g) / o)	1,839	(6,754)	1,730	(5,342)
Telefónica International Wholesale Services Brasil	a) / g) / i) / o)	6,176	(144,983)	6,941	(91,516)
Telefónica International Wholesale Services Espanha	i) / m) / n)	33,873	(21,215)	14,875	(10,393)
Telefónica Moviles España	n)	2,312	(2,736)	-	(2,463)
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / j) / o)	4,033	(62,837)	4,266	(70,420)
Telefônica Transportes e Logistica	a) / b) / g) / k) / o)	792	(62,339)	809	(64,102)
Terra Networks Brasil	a) / g) / l) / o)	2,740	(1,742)	5,420	(4,164)
Other	a) / e) / g) / h) / n)	9,604	(34,896)	5,626	(16,823)
		68,429	(338,958)	89,919	(1,094,787)
Total		71,508	(684,154)	93,434	(1,164,548)

30.b) Key management personnel compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Executive Board for the nine-month periods ended September, 2013 and 2012 amounted to approximately R$24,829 and R$11,745, respectively. Of this amount, R$22,082 as of September 30, 2013 (R$10,705 as of September 30, 2012) corresponds to salaries, benefits and social charges and R$2,747 (R$1,040 as of September 30, 2012) to variable compensation.

These amounts were carried as personnel expenses, according to the function in the groups of Costs of Services Rendered, Selling Expenses and G&A Expenses (Notes 23, 24 and 25).For the nine-month periods ended September 30, 2013 and 2012, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

31. INSURANCE

The policy of the Company and its subsidiary, as well as of Telefonica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditor.

Maximum limits of claims (established pursuant under the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Type	Maximum claim limits
Operating risks (with loss of profits)	1,211,400
General civil liability (RCG)	21,160

32. SHARE-BASED PAYMENT PLAN

The Company's controlling shareholder, Telefónica S.A., has different share-based payment plans, which were also offered to management and employees of its subsidiaries, among which, Telefônica Brasil and its subsidiaries.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instrument grant.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of September 30, 2013 and December 31, 2012 are detailed below:

a)    Share incentive plan of Telefónica S.A.: “Performance Share Plan” or “PSP”

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved adoption of a long-term incentive plan to executives of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set. Shares will be granted, as the case may be, after the End Date of each cycle. Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the median. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

On June 30, 2011 and 2012, the third and fourth cycles of this incentive plan ended, and the following number of shares were attributed to executives of Telefonica Brasil and its subsidiary:

Cycles	Number of shares	Unit value in Euros	End date
3rd cycle: July 1, 2008	186,186	8.39	June 30, 2011
4th cycle: July 1, 2009	169,323	8.41	June 30, 2012
5th cycle: July 1, 2010	173,645	9.08	June 30, 2013

Following the end of the third and fourth cycles, in July 2011 and 2012, total 186,186 and zero shares were granted to all officers of Telefonica Brasil and its subsidiary included in those cycles, respectively. In the fourth cycle, no shares were granted as the minimum level of success established in the program for the TSR was not achieved.

In the fifth cycle, no shares were granted as the minimum level of success established in the program for the TSR was not achieved.

b)    Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them with Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares to be possible received by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A.. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and will be effective to June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years of grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

•      achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan: the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies.

➢  100% are granted if the TSR of Telefónica S.A exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

➢  determined by linear interpolation if the TSR of Telefónica S.A ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  No shares are granted if the TSR of Telefónica S.A is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of outstanding shares attributed to cycles one and two as of September 30, 2013 is as follows:

Cycle	Number of shares	Unit value in Euros	End date
1st cycle: July 1, 2011	380,663	8.28	June 30, 2014
2nd cycle: July 1, 2012	672,675	8.28	June 30, 2015

c)    Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or “GESP”

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the second round of the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and, as of September 30, 2013, employees of Telefônica Brasil and its subsidiaries enrolled with the plan totaled 1,839.

The Company and its subsidiaries recorded personnel expenses referring to share-based payment plans for the nine-month periods ended September 30, 2013 and 2012, as follows:

Plans	2013	2012
PSP	653	1,434
PIP	9,111	5,995
GESP	1,689	994
Total	11,453	8,423

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

33. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefits types are as follows:

Plan	Type (1)	Company	Sponsor

PBS-A	BD	Sistel	Telefonica Brazil and Vivo, jointly with other telecommunication companies, resulting fom privatization of Telebrás System

PAMA / PCE	Health care plan	Sistel	Telefonica Brazil and Vivo, jointly with other telecommunication companies, resulting fom privatization of Telebrás System

CTB	BD	Telefonica Brazil	Telefonica Brazil

PBS	BD/Hybrid	VisãoPrev	Telefonica Brazil and Vivo

PREV	Hybrid	VisãoPrev (2)	Vivo

VISÃO	CD/Hybrid	VisãoPrev	A. Telecom, Telefonica Data, Telefonica Brasil, Vivo and Visão Prev Companhia de Previdência Complementar

(1) BD = Defined benefit plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits. (2) Except for plan CELPREV, managed by Sistel.

The Company and its subsidiary, together with other companies from former Telebrás System, sponsor private pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefonica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company and its subsidiary individually sponsor defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer retirement plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiary to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
PBS Telesp	11.47%
PBS Telesp Celular	10.68%
PBS Tele Sudeste Celular	11.73%
PBS Telemig Celular	6.11%
PAMA	1.5%

For other employees of the Company and its subsidiary, there is an individual defined contribution plan - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. These plans are funded by contributions made by participants (employees) and by sponsors, which are credited to members’ individual accounts. The Company and its subsidiary are responsible for funding all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiary to those plans are equal to those of the participants, which range from 2% to 9% of their salaries, and from 0% to 8% of the contribution salary of Vivo Prev participants, based on the percentage chosen by the employee.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

The Company also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding 10 Standard Reference Units of the Plan, and (c) volunteer contribution: percentage freely chosen by the participant, and applied on their participation salary. The sponsor may contribute in four ways, to wit: (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

All revenues and expenses relating to defined benefit plans and hybrid benefit plans, such as employer contributions, the current service costs, interest costs and expected return on plan assets are recognized directly in the operating income of the Company and its subsidiary.

Gains and losses relating to defined benefit plans and hybrid benefit plans, in addition to recoverability limitations of surpluses for refund or reduction in future contributions, are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and its subsidiary.

Actuarial liabilities recorded by the Company and its subsidiary as of September 30, 2013 and December 31, 2012 are as follows:

	Company		Consolidated
	09.30.13	12.31.12	09.30.13	12.31.12
CTB	49,995	50,651	49,995	50,652
PAMA	364,800	321,717	364,800	341,617
PREV	3	-	3	-
Total	414,798	372,368	414,798	392,269

For the surplus plans, net actuarial assets were recorded by the Company and its subsidiary at September 30, 2013 and December 31, 2012, in the group of other assets (Note 9).

34. FINANCIAL INSTRUMENTS

The Company and its subsidiary measured their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, estimates presented do not necessarily indicate the amounts that may be realized in current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Breakdown of financial assets and liabilities as of September 30, 2013 and December 31, 2012 is as follows:

At September 30, 2013:

	Company
	Fair value			Amortized cost
Financial assets	Measured at fair value through P&L	Coverage	Available for sale	Loans and receivables		Level 2	Total carrying amount	Total fair value
					Level 1 Market price	Estimates based on other market data
Current
Cash and cash equivalents (Note 3)	-	-	-	8,505,037	-	-	8,505,037	8,505,037
Derivative transactions (Note 34)	637	60,778	-	-	-	61,415	61,415	61,415

Noncurrent
Equity interests (Note 10)	-	-	134,154	-	134,154	-	134,154	134,154
Derivative transactions (Note 34)	-	375,764	-	-	-	375,764	375,764	375,764
Total financial assets	637	436,542	134,154	8,505,037	134,154	437,179	9,076,370	9,076,370

	Company
Financial liabilities	Measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on other market data	Total carrying amount	Total fair value
Current
Loans, financing and lease (Note 16.1)	-	1,328,194	-	-	1,328,194	1,461,748
Debentures (Note 16.2)	-	734,351	-	-	734,351	995,710
Derivative transactions (Note 34)	7,967	-	48,499	56,466	56,466	56,466

Noncurrent
Loans, financing and lease (Note 16.1)	-	3,588,380	-	-	3,588,380	3,352,986
Debentures (Note 16.2)	-	3,562,418	-	-	3,562,418	3,282,222
Derivative transactions (Note 34)	-	-	12,407	12,407	12,407	12,407
Total financial liabilities	7,967	9,213,343	60,906	68,873	9,282,216	9,161,539

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through P&L	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total carrying amount	Total fair value
Current
Cash and cash equivalents (Note 3)	-	-	-	8,630,208	-	-	8,630,208	8,630,208
Derivative transactions (Note 34)	637	60,778	-	-	-	61,415	61,415	61,415

Noncurrent
Equity interests (Note 10)	-	-	134,154	-	134,154	-	134,154	134,154
Derivative transactions (Note 34)	-	375,764	-	-	-	375,764	375,764	375,764
Total financial assets	637	436,542	134,154	8,630,208	134,154	437,179	9,201,541	9,201,541

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

	Consolidated
Financial liabilities	Measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on other market data	Total carrying amount	Total fair value
Current
Loans, financing and lease (Note 16.1)	-	1,328,194	-	-	1,328,194	1,461,748
Debentures (Note 16.2)	-	734,351	-	-	734,351	995,710
Derivative transactions (Note 34)	7,967	-	48,499	56,466	56,466	56,466

Noncurrent
Loans, financing and lease (Note 16.1)	-	3,588,380	-	-	3,588,380	3,352,986
Debentures (Note 16.2)	-	3,562,418	-	-	3,562,418	3,282,222
Derivative transactions (Note 34)	-	-	12,407	12,407	12,407	12,407
Total financial liabilities	7,967	9,213,343	60,906	68,873	9,282,216	9,161,539

At December 31, 2012:

	Company
	Valor justo		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivables		Level 2	Total carrying amount	Total fair value
				Level 1 Market price	Estimates based on other market data
Current
Cash and cash equivalents (Note 3)	-	-	3,079,282	-	-	3,079,282	3,079,282
Derivative transactions (Note 34)	39,197	-	-	-	39,197	39,197	39,197

Noncurrent
Equity interests (Note 10)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note 34)	21,465	-	-	-	21,465	21,465	21,465
Total financial assets	60,662	142,881	3,079,282	142,881	60,662	3,282,825	3,282,825

	Company
Financial liabilities	Measured at fair value through P&L	Amortized cost	Insured amount	Level 2 estimates based on other market data	Total carrying amount	Total fair value
Current
Loans, financing and lease (Note 16.1)	-	756,371	-	-	756,371	806,102
Debentures (Note 16.2)	-	702,215	-	-	702,215	811,919
Derivative transactions (Note 34)	455	-	8,292	8,747	8,747	8,747

Noncurrent
Loans, financing and lease (Note 16.1)	-	582,422	-	-	582,422	541,622
Debentures (Note 16.2)	-	2,253,690	-	-	2,253,690	2,158,008
Derivative transactions (Note 34)	-	-	3,733	3,733	3,733	3,733
Total financial liabilities	455	4,294,698	12,025	12,480	4,307,178	4,330,131

	Consolidado
	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total carrying amount	Total fair value
Current
Cash and cash equivalents (Note 3)	-	-	7,133,485	-	-	7,133,485	7,133,485
Derivative transactions (Note 34)	41,109	-	-	-	41,109	41,109	41,109

Noncurrent
Equity interests (Note 10)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note 34)	286,278	-	-	-	286,278	286,278	286,278
Total financial assets	327,387	142,881	7,133,485	142,881	327,387	7,603,753	7,603,753

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

	Consolidated
Financial liabilities	Measured at fair value through P&L	Amortized cost	Coverage	Level 2 estimates based on other market data	Total carrying amount	Total fair value
Current
Loans, financing and lease (Note 16.1)	-	1,270,122	-	-	1,270,122	1,471,265
Debentures (Note 16.2)	-	702,215	-	-	702,215	811,919
Derivative transactions (Note 34)	470	-	29,116	29,586	29,586	29,586

Noncurrent
Loans, financing and lease (Note 16.1)	-	3,774,461	-	-	3,774,461	3,600,090
Debentures (Note 16.2)	-	2,253,690	-	-	2,253,690	2,158,008
Derivative transactions (Note 34)	-	-	26,545	26,545	26,545	26,545
Total financial liabilities	470	8,000,488	55,661	56,131	8,056,619	8,097,413

Fair value hierarchy

The Company and its subsidiary use the following hierarchy to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (unadjusted) on active markets for identical assets or liabilities.

Level 2: other techniques for which all data that has significant effect on the fair value recorded is directly or indirectly observable.

Level 3: techniques that use data that has significant effect on the fair value recorded and that is not based on observable market data.

For the nine-month period ended September 30, 2013, there were no transfers between Level 1 and Level 2 fair value assessments, or transfers between Level 3 and Level 2 fair value assessments. The Company and its subsidiary do not have financial instruments with Level 3 fair value assessments.

Capital management

The purpose of the Company and its subsidiary’s Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiary manage their capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company and its subsidiary may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the nine-month period ended September 30, 2013, there were no changes in the Company’s objectives, policies or capital structure processes.

Net debt structure of the Company and its subsidiary includes: loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company and its subsidiary are exposed to several market risks as a result of their commercial operations, debts obtained to finance their activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company and its subsidiary are detailed below:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

a.    Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At September 30, 2013, 18.5% (19.9% at December 31, 2012) of the financial debt was denominated in foreign currency. The Company and its subsidiary have entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,212,933 at September 30, 2013 and R$1,586,711 at December 31, 2012). In view of this, total debt was covered by long position on currency hedge  transactions (swap  for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation for the period.

As from May 2010, hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$59,928 thousand and €1,177 thousand payable at September 30, 2013 and US$ 16,130 thousand and €4,140 thousand payable at December 31, 2012) to minimize the related foreign exchange risk.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiary incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. As of June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company and its subsidiary invest cash surplus of R$8,579,325 (R$7,039,181 at December 31, 2012), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 16, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is diversified and minimized by a strict control of the customer base. The Company and its subsidiary constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At September 30, 2013 and December 31, 2012, the customer portfolio of the Company and its subsidiary had no subscribers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company and its subsidiary are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company and its subsidiary control the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Derivatives and risk management policy

All the Company’s and its subsidiary’s derivative instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

The Company and its subsidiary have internal controls over their derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

The Company and its subsidiary determine the effectiveness of the derivative instruments entered into to hedge their financial liabilities at the beginning of the operation and on an ongoing basis (quarterly). At September 30, 2013 and December 31, 2012, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company and its subsidiary entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At September 30, 2013 and December 31, 2012, the Company and its subsidiary had no embedded derivative contracts.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

		Consolidated
						Cumulative effect
		Notional value (Notional)		Fair value		Receivables (payables)
Description	Index	09.30.13	12.31.12	09.30.13	12.31.12	09.30.13	12.31.12
Swap contracts
Asset position
Foreign currency		1,622,445	1,520,371	2,152,344	1,923,089	408,464	305,301
Citibank	US$	181,230	181,230	233,459	216,270	54,431	39,617
Votorantim	US$	2,464	7,744	3,370	9,311	-	-
Banco do Brasil	US$	258,900	258,900	361,951	326,263	56,058	38,576
Bradesco	US$	471,414	415,464	600,879	519,481	45,716	32,931
Itaú	US$	78,433	22,520	75,797	22,239	10	-
JP Morgan	US$	443,207	443,207	614,154	579,331	184,212	142,065
Bradesco	EUR	6,361	2,613	6,325	2,613	-	-
Itaú	EUR	903	9,160	903	9,159	-	-
Bradesco	LIBOR US$	179,533	179,533	255,506	238,422	68,037	52,112

Fixed rate		500,000	-	515,615	-	(1,315)	-
Bradesco	FIXED	100,000	-	103,441	-	(135)	-
HSBC	FIXED	100,000	-	102,678	-	(341)	-
Itaú	FIXED	300,000	-	309,496	-	(839)	-

Floating rate		510,842	-	500,424	-	4,699	-
Bradesco	CDI	7,183	-	7,213	-	254	-
Itaú	CDI	3,659	-	3,686	-	340	-
HSBC	TJLP	100,000	-	97,905	-	781	-
Citibank	TJLP	200,000	-	195,810	-	1,873	-
Santander	TJLP	100,000	-	97,905	-	770	-
Itaú	TJLP	100,000	-	97,905	-	681	-

Inflation indexes		72,000	72,000	102,543	96,249	24,016	22,086
Itaú	IPCA	72,000	72,000	102,543	96,249	24,016	22,086

Liability position
Floating rate		(2,514,912)	(1,412,838)	(2,636,805)	(1,509,659)	(65,276)	(55,545)
Citibank	CDI	(381,230)	(181,230)	(380,505)	(180,418)	(7,540)	(3,765)
Votorantim	CDI	(2,464)	(7,744)	(7,169)	(21,336)	(3,800)	(12,025)
Banco do Brasil	CDI	(258,900)	(258,900)	(305,894)	(287,686)	-	-
HSBC	CDI	(200,000)	-	(201,515)	-	(1,374)	-
Bradesco	CDI	(577,775)	(418,077)	(631,937)	(463,910)	(32,630)	(26,273)
Itaú	CDI	(551,336)	(103,680)	(567,360)	(105,893)	(4,584)	(333)
Santander	CDI	(100,000)	-	(98,337)	-	(1,203)	-
JP Morgan	CDI	(443,207)	(443,207)	(444,088)	(450,416)	(14,145)	(13,149)

Foreign currency		(190,375)	(179,533)	(265,809)	(238,422)	(2,282)	(586)
Bradesco	LIBOR US$	(179,533)	(179,533)	(255,506)	(238,422)	(2,282)	(586)
Bradesco	EUR	(3,769)	-	(3,614)	-	-	-
Bradesco	US$	(3,414)	-	(3,344)	-	-	-
Itaú	US$	(3,659)	-	(3,345)	-	-	-

			Asset position			437,179	327,387
			Liability position			(68,873)	(56,131)
			Accounts receivable, net			368,306	271,256

a) Swaps of foreign currency (USD) x CDI (R$1,754,183) – swap  transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,700,890).

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

b) Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$131,818 - swap contracts entered into with maturities until November 28, 2013 in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$133,638 in dollars and R$3,545 in Euro).

c) Swap IPCA x CDI percentage (R$102,543) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issuance – 3rd series) pegged to the IPCA (market value R$102,543).

d) Swaps of TJLP x CDI (R$491,628) – swap  transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$505,822).

e) Pre X CDI Swap (R$516,928) – swap transactions maturing in 2013 with the purpose of reducing exposure to local floating rates (CDI).

The expected maturities of swap contracts as of September 30, 2013 are as follows:

Swap contract	Maturity
	2013	2014	2015	2016 onwards	Amount receivable (payable) at September 30, 2013
Foreign currency x CDI	41,160	17,419	189,509	99,030	347,118
VOTORANTIM	-	(3,800)	-	-	(3,800)
BRADESCO	(9,207)	(16,277)	5,295	99,030	78,841
JP MORGAN	-	(14,145)	184,214	-	170,069
BANCO DO BRASIL	56,058	-	-	-	56,058
CITIBANK	(2,491)	51,641	-	-	49,150
ITAÚ	(3,200)	-	-	-	(3,200)

CDI x Foreign currency	594	-	-	-	594
ITAÚ	340	-	-	-	340
BRADESCO	254	-	-	-	254

FIXED x CDI	(1,315)	-	-	-	(1,315)
ITAÚ	(839)	-	-	-	(839)
HSBC	(341)	-	-	-	(341)
BRADESCO	(135)	-	-	-	(135)

TJLP x CDI	790	(670)	(3,120)	893	(2,107)
CITIBANK	389	(112)	(1,150)	486	(387)
HSBC	205	(223)	(680)	105	(593)
SANTANDER	92	(112)	(610)	197	(433)
ITAÚ	104	(223)	(680)	105	(694)

IPCA x CDI	278	23,738	-	-	24,016
ITAÚ	278	23,738	-	-	24,016

Total	41,507	40,487	186,389	99,923	368,306

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

For the purpose of preparing the financial statements, the Company and its subsidiary adopted hedge accounting for its foreign currency X CDI, IPCA x CDI and TJLP x CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At September 30, 2013 and December 31, 2012, ineffectiveness amounted to R$581 and R$2,188, respectively.

For the nine-month periods ended September 30, 2013 and 2012, derivative transactions generated a consolidated gain of R$86,017 and R$90,370, respectively, according to Note 27.

As of September 30, 2013, consolidated balances were R$437,179 for assets and R$68,873 for liabilities in order to recognize the derivatives position as of that date.

Sensitivity analysis of the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

Sensitivity analysis – Net exposure

Consolidated
Transaction	Risk	Probable	25% deterioration	50% deterioration
Hedge (receivable)	Derivatives (devaluation risk US$)	1,212,933	1,521,953	1,833,356
Debt in US$	Debt (appreciation risk US$)	(1,212,933)	(1,521,953)	(1,833,356)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (devaluation risk EUR)	3,430	4,288	5,145
Accounts payable in EUR	Accounts payable EUR (appreciation risk EUR)	(14,341)	(17,927)	(21,512)
Accounts receivable in EUR	Accounts payable EUR (devaluation risk EUR)	10,796	13,495	16,194
	Net exposure	(115)	(144)	(173)

Hedge (receivable)	Derivatives (devaluation risk US$)	128,204	159,686	191,631
Accounts payable in US$	Debt (appreciation risk US$)	(163,839)	(204,798)	(245,758)
Accounts receivable in US$	Debt (devaluation risk US$)	30,200	37,750	45,300
	Net exposure	(5,435)	(7,362)	(8,827)

Hedge (receivable)	Derivatives (Risk of decrease in IPCA)	98,815	99,512	100,230
Debt in IPCA	Debt (Risk of increase in IPCA)	(98,815)	(99,512)	(100,230)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (Risk of decrease in UMBND)	541,782	689,772	843,296
Debt in UMBND	Debt (Risk of increase in UMBND)	(537,079)	(683,773)	(835,947)
	Net exposure	4,703	5,999	7,349

Hedge (receivable)	Derivatives (Risk of decrease in TJLP)	489,524	529,293	567,280
Debt in TJLP	Debt (Risk of increase in TJLP)	(489,524)	(529,293)	(567,280)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (risk of increase in CDI)
Hedge USD (payable)	Derivatives (risk of increase in CDI)	(941,460)	(940,736)	(940,042)
Hedge USD and EUR (payable and receivable)	Derivatives (risk of increase in CDI)	(139,148)	(139,139)	(139,130)
Hedge UMBND (payable)	Derivatives (risk of increase in CDI)	(458,216)	(465,557)	(472,109)
Hedge TJLP (payable)	Derivatives (risk of increase in CDI)	(491,628)	(492,290)	(492,892)
Hedge Fixed (payable)	Derivatives (risk of increase in CDI)	(516,928)	(516,928)	(516,928)
Hedge IPCA (payable)	Derivatives (risk of increase in CDI)	(78,527)	(78,719)	(78,907)
	Net exposure	(2,625,907)	(2,633,369)	(2,640,008)

Total net exposure for each scenario		(2,626,754)	(2,634,876)	(2,641,659)

Net effect on changes in current fair value		-	(8,122)	(14,905)

Assumptions for sensitivity analysis

Variable of risk	Probable	25% deterioration	50% deterioration
US$	2.2300	2.7875	3.3450
EUR	3.0116	3.7645	4.5174
IPCA	5.84%	7.30%	8.76%
CDI	8.71%	10.89%	13.07%
UMBND	0.0436	0.0545	0.0654
URTJLP	1.9741	2.4676	2.9611

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of September 30, 2013, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telefônica Brasil S. A.

NOTES TO QUARTERLY INFORMATION

Nine-month period ended September 30, 2013

(In thousands of reais, unless otherwise stated)

35. COMMITMENTS AND GUARANTEES (RENTALS)

The Company rents equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several operating agreements maturing on different dates, with monthly payments. As of September 30, 2013, total amount equivalent to the full contractual period is R$6,138,213 e R$9,519,833, for Company and consolidated, respectively.

The aging list of commitments referring to rental of stores, administrative buildings and sites under non-cancellable contracts is as follows:

	Company	Consolidated
Up to one year	918,295	1,157,949
From one to five years	3,221,473	4,619,093
More than 5 Years	1,998,445	3,742,791
Total	6,138,213	9,519,833

36. SUBSEQUENT EVENTS

Dividend and Interest on equity – interim

On October 18, 2013, the Company’s Board of Directors approved interim dividend and IOE payment proposal, as follows: i) IOE amounting to R$538,000, equivalent to R$0.449283342474 per common share and R$0.494211676721 per preferred share (R$457,300 net of income tax, equivalent to R$0.381890841103 per common share and R$0.420079925213 per preferred share); and ii) dividend amounting to R$746,000, equivalent to R$0.622983965587 per common share and R$0.685282362145 per preferred share.

This IOE and dividend were computed based on profit recorded as of June 30, 2013, which are attributed to minimum mandatory dividend for 2013. IOE will be paid as of November 26, 2013 and will be credited to shareholders, individually, in light of the shareholding structure of the Company at the end October 31, 2013.

Voluntary termination program

In an attempt to leverage processes and activities of its several functions, in order to face current challenges of the market where it operates, and continuing the business integration process started in 2011, the Company launched, on October 18, 2013, a restructuring plan for a voluntary employment termination program. In this program, employees were offered special termination conditions. These conditions are compatible with the best practices in the market and include, among others, temporary extension of health care benefits, payment of indemnity proportional to the length of service, and specialized outplacement assistance.

The program was negotiated with the trade unions representing the employees. The Company intends to reach approximately 600 employees.Total amount for the program is estimated at R$72.9 million and will be allocated to operating income (expenses), as personnel expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 27, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director